
INFINITY
take a closer look.
2009 Annual Report


It's interesting what
happens when you
look at things from
a different angle.

You begin to think differently; start seeing opportunities that others would overlook. The same holds true for business. At Infinity Property and Casualty Corporation, we look at the personal automobile insurance industry and find that it's possible to be unique in a conventional industry driven by tradition, to thrive in a challenging economy, and to grow in a crowded market.


we approach
our customers
differently,


recognizing
big potential
where others
overlook it.


we find loyal customers in our target urban zones,


where others
see too much
risk.


we see that
by upholding
our values
and being
ourselves,


we can offer customers more than just a policy


we see a
bright road
ahead


and we're happy you're along for the ride.










Unmatched Customer Choices

Each of our customers is unique and has different needs when it comes to their personal automobile insurance. We offer a variety of flexible down payment and installment options and, unlike other companies, we offer our customers a range of custom automobile insurance products to fit their individual needs. Individuals looking for the most affordable option are best suited for our *Low Cost* product which provides state-mandated coverage at competitive rates. Our *Value-Added* product provides broader coverage and is designed for those who have a blemish or two on their driving record. Our *Premier* product best fits those individuals who have unblemished driving records.



Increased Focus on Commercial Policies

Our fastest growing product over the last two years has been our *Commercial Vehicle* product. With a focus on the artisan business owner, we insure fleets of 12 vehicles or less. In 2009, we experienced growth of 25.3% compared to 2008 and see tremendous opportunity for growth in the future. And with the growth of Hispanic-owned businesses outpacing the national average, it's a perfect fit within our target markets.



Strategic Market Focus

We believe in the philosophy that insurance companies must have scale to effectively compete. However, we don't believe we must write in all 50 states to have scale. Our strategic focus of serving the urban, Hispanic and uninsured markets enables us to have scale in the areas we choose while supporting both our face-to-face claims philosophy and our low-cost operating structure. Our strategic market focus also allows for more efficient use of our advertising dollars. We are already the most recognized automobile insurance company within the Hispanic market in Los Angeles, Phoenix and Fresno. And we continue to build our brand in our other markets.



Equipped for a Larger Market Share

During 2009, we were busy enhancing our operational capabilities in order to be well positioned to take advantage of the economic recovery. We began 2010 with a skilled product management staff, new partner agents and improving service levels. The 2009 opening of our call center in McAllen, Texas with a talented bilingual staff will permit us to support sales for English and Spanish-speaking customers. And because of our conservative balance sheet and strong capitalization, we are well equipped to increase our market share in our target markets.



Serving Others

Key to our culture is the belief that we are in business to serve others. We are responsive to the needs of our customers' and, with an active partner relationship, we are able to help our agents achieve their business goals. This culture of service to others also extends to our employees. We want to provide our people every opportunity to learn and grow within our organization. And in recognition of our commitment to providing our employees with a challenging and rewarding workplace, Infinity was once again named to the list of "Birmingham's 10 Best Places to Work."



Quickest Response to Customer Claims

We worked diligently in 2009 to settle the more than 260,000 claim features reported. Our claims adjusters and appraisers are well-trained and equipped with the latest technology allowing them to efficiently complete their evaluation and provide resolution to our policyholders and third-party claimants in a fast and fair manner. Created to make the settlement of common property damage accidents even more efficient, our First Notice of Loss Unit closed more than 60% of the claims handled by the unit within the first 10 days.


Total Personal Auto Insurance Market
18%
Nonstandard Market
$163 Billion Total

taking a closer look at our **customers**

There is no question that our customers have been deeply affected by the recent recession. They have been doing more with less; spending smarter. We have seen individuals reducing their limits and coverages as well as more people going without auto insurance coverage altogether. Our goal is to offer affordable coverage options, such as our Low Cost product, and flexible installment payment plans in hopes that people will continue to protect themselves and their assets. And we've continued to work on improving our customer service. Our extended hours and investment in new technologies, such as virtual hold, will improve the overall customer experience.


Standard
Commercial Vehicle
Nonstandard

taking a closer look at our **products**

One of the fastest growing population segments in the U.S. is our core demographic, the Hispanic population. And even though immigration has slowed in recent years as a result of the economy, we still see a tremendous opportunity for growth in this segment. With the recent introduction of our new standard automobile product, we will be able to expand beyond our typical first-generation Hispanic customer and reach the more acculturated Hispanic population who is looking for standard policies with broader coverage. And because of our experience with our more than 385,000 current Hispanic customers and active involvement within the Hispanic community, this new market segment already knows and trusts the Infinity name.



taking a closer look at our **agents**

In addition to our policyholders, many of our 12,600 agents were also significantly affected by the recent economic recession as changes in insurance buying behavior resulted in declining revenues. At Infinity, we view our independent agents as long-term business partners and are dedicated to providing them with more than just great products and competitive commissions. We offer a wide range of resources designed to assist our agents in developing new business leads, retaining existing customers, improving customer service and reducing expenses. Co-op advertising is one means of helping our agents attract new business and we supported them with more than $5.8 million in advertising in 2009.


INFINITY.

Infinity University provides training to agents in areas such as sales skills, combating insurance fraud, Microsoft applications, and more. Approximately 1,680 agents attended classes taught by Infinity University instructors in 2009.



taking a closer look at our **environment**

We go beyond protecting our customers' automobiles. We protect their environment. Through the company's "We Care" program, paper, toner cartridges, cell phones, data tape cartridges, aluminum and plastic are all recycled. And we were the first automobile insurance company to have a climate neutral fleet. In 2007 and in each year since, we have purchased carbon offsets equal to the amount of greenhouse gas emissions from the 345 vehicles in our fleet.

- **5,105** Trees Saved
- **2,088,055** Gallons Of Water Conserved
- **140,980** Gallons Of Oil Saved
- **176,282** lbs Of Air Pollution Not Released Into The Environment
- **1,600** Cubic Feet Of Landfill Space Saved
- **1,255,310** kw Hours Of Energy Conserved


taking a closer look at
2009

to our shareholders,

When we look back at 2009, we are all reminded of the challenges that confronted our economy, including a recession that threw millions of Americans out of jobs, followed by a marked slump of consumer and business confidence. Overall, there was a general feeling of uneasiness and uncertainty that could possibly transform the nation toward a new frugality that might affect consumer buying behavior for years to come. Of course, Infinity's business in 2009 was not immune to the vagaries of the economy. Our policyholders and agents keenly felt the economic downturn, and consequently our premiums fell for a second year in a row. Even though we expected the decline in our 2009 business plan, it was still a difficult pill to swallow.

	2009 Actual	2009 Goal
Gross Written Premium Growth	–5.4%	–5.0% to –10.0%
GAAP Combined Ratio	88.5%	95.5 to 97.0%
Earnings Per Share	$5.09	$3.25 to $3.75
Operating Earnings Per Share*	$6.10	$3.25 to $3.75
Return on Average Equity (ex FAS 115)	12.6%	8.5% to 10.0%
Operating Return on Average Equity (ex FAS 115)	15.1%	8.5% to 10.0%
Growth in GAAP Book Value Per Share	23.3%	7.5% to 9.0%

*Actual Operating Earnings Per Share excludes after tax capital losses of $1.01.

However, the consumer anxiety from a poor economy in the first half of 2009 gradually gave way to hints of improvement. During the second half of 2009, we experienced a partial recovery of the capital markets and two quarters of GDP growth. Furthermore, consumer confidence, while still low, improved. Unemployment in many of our Focus States appeared to have bottomed out. I was happy to report to you earlier this year that, as a consequence of a slowly improving economy along with the dedication and effort by our agents and sales staff, our business grew 3% in the fourth quarter of 2009.

And even with the economy's challenges, we continued to add significant shareholder value during the year. Our return on equity exceeded our long term goal of 12%. Operating earnings per share grew nearly 35% while book value per share grew over 23%. For the fifth consecutive year, we increased dividends, raising them over 9% in 2009, and nearly 17% in February of 2010. And we continued to aggressively buy back shares, purchasing approximately 5% of the shares outstanding during 2009. Our capital position remains strong, with capacity to support our operations as well as additional share repurchases in the future.

From an operations standpoint, we took advantage of our strong financial position to upgrade our capabilities. We opened our 325 seat call center in McAllen, Texas, which houses many of our bilingual sales, service and claims staff. We invested in sophisticated telecommunications for our claims call center that handles first notice of loss. And we moved a step closer to completing a consolidation of multiple claims and policy systems, which, when complete, will permit us to provide better service at lower



cost. All these activities will play a critical role in serving our customers and agents now and in the future.

In short, we have positioned the company to take advantage of the opportunities ahead.

TAKE A CLOSER LOOK AT INFINITY...

While 2009's financial performance was very good, it is not the first time we performed well. In fact, our outstanding performance in 2009 follows six consecutive years of similarly solid results. But don't take my word for it. The facts speak for themselves:

	2003-2009 Actual
Net Written Premium Compound Annual Growth	0.5%
Average GAAP Combined Ratio	92.0%
Earnings Per Share Compound Annual Growth	10.3%
Operating Earnings Per Share Compound Annual Growth	13.9%
Return on Average Equity (ex FAS 115)	13.3%
Operating Return on Average Equity (ex FAS 115)	14.3%
Compound Annual Growth in GAAP Book Value Per Share	12.7%

These are truly remarkable results over an extended period of time. But what makes us unique is what we do beyond exceeding our financial goals:

- We are the fourth largest writer through the independent agency channel of non-standard auto insurance in the United States.
- We are one of the few remaining standalone personal auto insurers who specialize in underwriting non-standard risks.
- We have consistently outperformed the industry in terms of underwriting margins, with a combined ratio that has averaged nearly eight points better than the industry for the past five years.
- We have maintained an A.M. Best rating of an "A", or "excellent" for the past seven years, signifying our reliably strong financial capability to support our financial promises to provide insurance coverage to our customers.
- We have a solid balance sheet, with historically conservative loss reserves, a conservative investment portfolio, and a very strong capital position.
- We are one of the few major personal auto insurers in the United States that has dedicated policy and claims services designed to cater to the Spanish-speaking population in the United States.
- We have strong brand equity in the Hispanic market in many of our 21 Urban Zones.
- We have a formidable agency force, currently 12,600 strong.
- We have invested over the past several years to increase our capability to deliver competitively priced auto insurance products in our eight Focus States.
- And we have the capability to capitalize on an improving economy and long-term growth in ethnic markets.

We have consistently outperformed the industry in terms of underwriting margins, with a combined ratio that has averaged nearly eight points better than the industry for the past five years.

So if you haven't taken a close look at Infinity lately, I encourage you do to so. It may very well be worth your while.

WITH THE RIGHT PEOPLE ON BOARD,
THE FUTURE IS BRIGHT...

I have always believed, as the old adage states, that people are our most important asset. But over the years, I've learned that it's more important to have the *right* people on board, to not be willing to compromise in order to fill an empty seat. After all, a team is only as good as its weakest member. So since the beginning of the recession in 2008, we set a goal of upgrading staff in key areas, including Product Management, Claims, IT, Customer Service and other departments. We committed to investing in our employees' development, and sought to remove obstacles that obstructed their performance. We gave them clear goals, held them accountable for their performance, and rewarded them when they delivered great results. And the company thrived, even in the midst of the worst recession since the Great Depression.

We now embark on a path of aggressive, but profitable growth for the company. Some may consider this call for growth in this age of lowered expectations unrealistically optimistic. But what makes me confident that we can deliver on this growth—more than from our solid balance sheet, our great technology, or even our strong brand—is that we have the right people in the right jobs. If we are successful in delivering great service to our customers and in creating long term value to the shareholders through profitable growth, it will be because of the quality of our people. Our success will come not from a grand strategy, but because of its effective execution as a result of our talents and skills, our passion for performance and service, our leadership, our tenacity, and our perseverance.

Finally, to our shareholders, on behalf of all the people that call Infinity their home, we thank you for taking a closer look. We are humbled by your ongoing support of our company.

James R. Gober, Chairman,
President and Chief Executive Officer

Book Value per Share


$30.34
$33.88
$37.11
$37.14
$45.80
2005
2006
2007
2008
2009

Cash Dividend per Common Share


$0.24
$0.30
$0.36
$0.44
$0.48
2005
2006
2007
2008
2009

Return on Average Equity


18.1%
13.5%
11.4%
3.4%
12.3%
2005
2006
2007
2008
2009

Quarterly Gross Written Premium Growth


(16.8%)
(11.0%)
(6.0%)
(12.8%)
(8.0%)
(10.3%)
(4.6%)
3.0%
1st Qtr 2008
2nd Qtr 2008
3rd Qtr 2008
4th Qtr 2008
1st Qtr 2009
2nd Qtr 2009
3rd Qtr 2009
4th Qtr 2009

Infinity Property and Casualty Corporation and Subsidiaries

2009 Financial Table of Contents

Selected Financial Data

($ in thousands, except per share data)	2009	2008	2007	2006	2005
INFINITY					
Gross written premium	$ 848,816	$ 896,902	$1,019,011	$ 986,741	$ 988,670
Net written premium	843,869	892,090	1,014,262	982,190	979,635
Net written premium growth	(5.4)%	(12.0)%	3.3%	0.3%	6.7%
Net premium earned	848,391	922,451	1,031,564	948,665	961,503
Total revenues	883,424	930,918	1,098,226	1,021,343	1,053,249
Loss & LAE ratio	66.5%	70.3%	70.5%	67.0%	68.7%
Underwriting ratio	22.0%	22.2%	23.0%	23.8%	23.3%
Combined ratio	88.5%	92.5%	93.5%	90.8%	92.0%
Net earnings	$ 70,594	$ 19,257	$ 71,944	$ 87,282	$ 106,308
Realized losses (gains) on investments, after-tax	13,983	51,825	3,629	(1,404)	(21,880)
Operating earnings	$ 84,577	$ 71,082	$ 75,573	$ 85,879	$ 84,428
Net earnings per diluted share	$ 5.09	$ 1.23	$ 3.87	$ 4.26	$ 5.09
Operating earnings per diluted share	$ 6.10	$ 4.53	$ 4.06	$ 4.19	$ 4.04
Return on average common shareholders' equity	12.3%	3.4%	11.4%	13.5%	18.1
Cash and investments	$1,285,831	$1,190,962	$1,359,002	$1,419,428	$1,456,397
Total assets	1,803,671	1,742,232	1,952,300	2,018,931	1,980,440
Unpaid losses and LAE	509,114	544,756	618,409	596,029	625,870
Debt outstanding	194,651	199,567	199,496	199,429	199,366
Total liabilities	1,185,511	1,216,901	1,351,075	1,354,330	1,353,846
Shareholders' equity	618,160	525,331	601,224	664,601	626,594
Cash dividend per common share	$ 0.48	$ 0.44	$ 0.36	$ 0.30	$ 0.24
Common shares outstanding	13,497	14,146	16,200	19,617	20,649
Book value per common share	$ 45.80	$ 37.14	$ 37.11	$ 33.88	$ 30.34
RATIOS					
Debt to total capital	23.9%	27.5%	24.9%	23.1%	24.1%
Debt to tangible capital	26.4%	30.7%	27.5%	25.3%	26.6%
Interest coverage	11.1	5.9	10.8	12.9	14.5

Cumulative Total Return

The following graph shows the percentage change in cumulative total shareholder return on Infinity's common stock over the five years ending December 31, 2009 measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between Infinity's share price at the end and the beginning of the periods presented by the share price at the beginning of the periods presented. The graph demonstrates cumulative total returns for Infinity, the Center for Research in Security Prices ("CRSP") Total Return Index for NASDAQ U.S. Index, and the CRSP Total Return Index for the NASDAQ Insurance Stocks (SIC 6330-6339 U.S. Fire, Marine and Casualty Insurance Company) from December 31, 2004 through December 31, 2009.


$150
125
100
75
50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Cumulative Total Return as of December 31, 2009
(Assumes a $100 investment at the close of trading on December 31, 2004)

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
IPCC	100.00	106.474	139.487	105.003	137.180	120.814
NASDAQ U.S. Index	100.00	102.135	112.187	121.681	58.639	84.282
NASDAQ Insurance Stocks	100.00	112.076	126.722	126.984	117.626	122.845

FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed to be "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements in this report not dealing with historical results or current facts are forward-looking and are based on estimates, assumptions and projections. Statements which include the words "believes," "seeks," "expects," "may," "should," "intends," "likely," "targets," "plans," "anticipates," "estimates" or the negative version of those words and similar statements of a future or forward-looking nature identify forward-looking statements. Examples of such forward-looking statements include statements relating to expectations concerning market conditions, premium, growth, earnings, investment performance, expected losses, rate changes and loss experience.

Actual results could differ materially from those expected by Infinity depending on: changes in economic conditions and financial markets (including interest rates), the adequacy or accuracy of Infinity's pricing methodologies, actions of competitors, the approval of requested form and rate changes, judicial and regulatory developments affecting the automobile insurance industry, the outcome of pending or new litigation against Infinity, weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions), earthquakes and other natural catastrophes, changes in driving patterns and loss trends. Infinity undertakes no obligation to publicly update or revise any of the forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

In 2009, weak economic conditions and rising unemployment continued to pose a challenge with regard to growing revenue. However, favorable loss costs trends throughout the year have contributed to strong earnings.

Net earnings and diluted earnings per share for the twelve months ended December 31, 2009 were $70.6 million and $5.09, respectively, compared with $19.3 million and $1.23, respectively, for the twelve months ended December 31, 2008. The increase in diluted earnings per share is primarily due to an increase in underwriting income and a decline in other-than-temporary impairment losses recognized in net earnings.

Included in net earnings for the twelve months ended December 31, 2009 was $42.5 million ($65.4 million pre-tax) of favorable development on prior accident period loss and LAE reserves compared to $19.1 million ($29.4 million pre-tax) for the twelve months ended December 31, 2008. See Results of Operations—Underwriting—Profitability for a more detailed discussion of Infinity's underwriting results.

Infinity had net realized losses on investments of $14.8 million in 2009 compared to losses of $51.4 million in 2008. Included in the net realized loss for 2009 is $19.9 million of other-than-temporary impairments on fixed income securities compared with $61.8 million of impairments during 2008.

Total revenues declined 5.1% for the twelve months ended December 31, 2009 when compared with 2008. The decline is primarily attributable to a decline in earned premiums as a result of decreases in gross written premiums in states such as Arizona, Florida and Georgia. See Results of Operations—Underwriting—Premiums for a more detailed discussion of Infinity's gross written premium growth.

Infinity's book value per share increased $8.66 or 23.3% from $37.14 at December 31, 2008 to $45.80 at December 31, 2009. This increase was primarily due to earnings and change in unrealized net gains on investments, net of shareholder dividends, for the twelve months ended December 31, 2009. Return on equity for the twelve months ended December 31, 2009 was 12.3% compared with 3.4% for the twelve months ended December 31, 2008.

CRITICAL ACCOUNTING POLICIES

(See Note 1—Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements)

The preparation of financial statements requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, the determination of "other-than-temporary" impairment on investments and accruals for litigation are the areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical.

Insurance Reserves

Insurance reserves, or unpaid losses and LAE, are management's best estimate of (i) the ultimate amounts that will be paid for all claims that have been reported up to the date of the current accounting period but that have not yet been paid, (ii) an estimate of claims that have occurred but have not yet been reported to the Company ("incurred but not reported" or "IBNR"), and (iii) unpaid claim settlement expenses.

IBNR reserves are established for the quarter and year-end based on a quarterly reserve analysis by the Company's actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

- Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;
- Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e., claims count per auto insured) or ultimate average severity (cost of claim per claim); and

- Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

While the ultimate liability may be greater or lower than recorded loss reserves, the development period for personal auto coverage is shorter than that associated with many other property and casualty coverages and can therefore be established with less uncertainty than coverages developing over longer periods, such as environmental coverage.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Infinity estimates liabilities for the costs of losses and LAE for both reported and unreported (IBNR) claims based on historical trends in the following areas adjusted for deviations in such trends:

- Claims settlement and payment practices;
- Business mix;
- Coverage limits and deductibles;
- Inflation trends in auto repair and medical costs; and
- Legal and regulatory trends affecting claims settlements.

Where deviations from historical trends in these key areas exist, when possible, quantitative and qualitative modifications to, or selections of, such factors are made to reflect such deviations. Management analyzes the adequacy of reserves using actuarial data and analytical reserve development techniques, including projections of ultimate paid losses, to determine the ultimate amount of reserves. The list of historical trends provided above are non-exhaustive examples of major factors taken into account in developing these estimates.

Infinity reviews loss reserve adequacy quarterly by accident year at a state and coverage level, while it reviews reserves quarterly for the Assumed Agency Business only at the coverage level. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations. Loss and LAE reserves are also certified to state regulators annually.

During each quarterly review by the internal actuarial staff, using the additional information obtained with the passage of time, factor selections are updated, which in turn adjust the ultimate loss estimates and held IBNR reserves for the subset of the business and accident periods affected by such updates. The actuarial staff also performs various tests to estimate ultimate average severity and frequency of claims. Severity represents the average cost per claim and frequency represents the number of claims per policy. As an overall review, the staff then evaluates for reasonableness loss and LAE ratios by accident year by state and by coverage.

Factors that can significantly affect actual frequency include, among others, changes in weather, driving patterns or trends and class of driver. Estimates of average frequency can be affected by changes in claims settlement and reserving practices. Loss severity can be affected by auto repair and medical cost inflation, jury awards and changes in policy limit profiles. Estimation of LAE reserves is subject to variation from factors such as the use of outside adjusters, frequency of lawsuits, claims staffing and experience levels.

Management believes that Infinity's relatively low average policy limit and concentration on the nonstandard auto driver classification help stabilize fluctuations in frequency and severity. For example, approximately 91% of policies included within the nonstandard book of business include only the state-mandated minimum policy limits for bodily injury, which somewhat mitigates the challenge of estimating average severity. These low limits tend to reduce the exposure of the loss reserves on this coverage to medical cost inflation on severe injuries since the minimum policy limits will limit the total payout.

Ultimate loss estimates, excluding corporate litigation losses, usually experience the greatest adjustment within the first twelve months after the accident year. Accordingly, the highest degree of uncertainty is associated with reserves for the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled, and these elements must be estimated as of the current reporting date. The proportion of losses with these characteristics typically diminishes in subsequent years.

Considering all methods of estimations of loss and LAE, as compared with loss and LAE reserves held at December 31, 2009, the indicated results could range from a deficiency of approximately 8%, or $39.7 million, to a redundancy of approximately 25%, or $123.8 million. However, certain test results were excluded from consideration due to actuarial judgment. Excluding these tests, the indicated results could range from an adequate reserve position to a redundancy of approximately 20%, or $100.8 million. These ranges do not present a forecast of future redundancy since actual development of future losses on current loss reserves may vary materially from those estimated in the year-end 2009 reserve tests. Reserves booked are management's best estimate of the ultimate amounts that will be paid.

Corporate litigation losses represent estimates of losses incurred from actual or threatened litigation by claimants alleging improper handling of claims by the Company, which are commonly known as "bad faith" claims. Oftentimes, the onset of such litigation, subsequent discovery, settlement discussions, trial and appeal may occur several years after the date of the original claim. Because of the infrequent nature of such claims, each case is accrued based on its own merit in accordance with the Loss Contingency topic of the FASB Accounting Standards Codification, which requires that such accrual be probable and estimable. As such, no estimate is permissible for IBNR for threatened litigation yet to occur on accidents with dates prior to the balance sheet date. Consequently, the effect of setting accruals for such items likely will result in unfavorable reserve development in the following reserve table.

Calendar year losses incurred for corporate litigation losses, net of reinsurance, over the past eight calendar years have ranged from $0.2 million to $18.6 million, averaging $10.8 million per year. Gross of reinsurance, corporate litigation losses have ranged from $0.2 million to $21.1 million, averaging $13.1 million over the past eight calendar years.

The following tables present the development of Infinity's loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1999 through 2009. The Infinity table includes the loss reserves of the NSA Group through December 31, 2002, the addition of the Assumed Agency Business on January 1, 2003, and those of Infinity combined for 2003 and all subsequent years. The top line of each table shows the estimated liability for unpaid losses and LAE recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and LAE—as re-estimated at December 31, 2009, shows the re-estimated liability as of December 31, 2009. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on these tables.

INFINITY

(in millions)	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LIABILITY FOR UNPAID LOSS & LAE:											
As originally estimated*	$ 543	$ 630	$ 611	$ 719	$ 707	$ 669	$ 610	$ 568	$ 590	$ 524	$491
As re-estimated at December 31, 2009	544	716	717	799	712	615	522	484	510	459	N/A
LIABILITY RE-ESTIMATED:											
One year later	95.3%	98.5%	101.5%	103.2%	99.2%	97.5%	94.9%	97.6%	95.0%	87.5%	
Two years later	92.9%	102.1%	108.7%	107.1%	100.3%	94.2%	91.5%	91.3%	86.5%		
Three years later	94.4%	106.4%	112.1%	108.5%	99.5%	93.7%	89.1%	85.2%			
Four years later	96.0%	108.5%	112.8%	108.4%	100.2%	93.6%	85.6%				
Five years later	97.3%	108.5%	112.9%	109.6%	101.5%	91.9%					
Six years later	97.2%	109.1%	114.8%	111.6%	100.6%						
Seven years later	97.9%	111.0%	117.6%	111.1%							
Eight years later	100.0%	113.7%	117.5%								
Nine years later	100.1%	113.7%									
Ten years later	100.2%										
Cumulative deficiency (redundancy)	0.2%	13.7%	17.5%	11.1%	0.6%	(8.1)%	(14.4)%	(14.8)%	(13.5)%	(12.5)%	N/A
Cumulative deficiency (redundancy) excluding corporate litigation losses	(4.2)%	6.2%	8.7%	3.1%	(8.0)%	(16.3)%	(21.1)%	(20.5)%	(17.1)%	(12.5)%	N/A
CUMULATIVE PAID AS OF:											
One year later	53.0%	53.3%	51.3%	50.3%	48.4%	52.6%	50.3%	48.4%	54.6%	46.8%	
Two years later	69.6%	76.2%	80.2%	77.1%	75.8%	72.6%	66.5%	69.1%	67.4%		
Three years later	81.4%	92.0%	96.3%	94.3%	87.7%	80.1%	77.4%	74.8%			
Four years later	89.4%	100.0%	105.6%	101.5%	91.6%	87.3%	79.9%				
Five years later	93.1%	104.9%	109.2%	103.7%	97.4%	88.5%					
Six years later	95.7%	106.5%	110.4%	108.8%	98.1%						
Seven years later	96.4%	107.3%	115.8%	109.3%							
Eight years later	96.8%	112.2%	116.0%								
Nine years later	99.2%	112.4%									
Ten years later	99.4%										

**2002 includes $126 resulting from the addition of the Assumed Agency Business.*

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following is a reconciliation of Infinity's net liability to the gross liability for unpaid losses and LAE (in millions):

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
As originally estimated											
Net liability shown above*	$543	$630	$611	$719	$707	$ 669	$ 610	$ 568	$ 590	$ 524	$491
Add reinsurance recoverables	10	13	37	33	32	27	16	28	28	21	18
Gross liability	$553	$643	$648	$752	$739	$ 696	$ 626	$ 596	$ 618	$ 545	$509
As re-estimated at December 31, 2009:											
Net liability shown above	$544	$716	$717	$799	$712	$ 615	$ 522	$ 484	$ 510	$ 459	N/A
Add reinsurance recoverables	44	51	79	74	56	46	36	30	28	22	N/A
Gross liability	$588	$767	$797	$873	$767	$ 661	$ 558	$ 513	$ 538	$ 481	N/A
Gross cumulative deficiency (redundancy)	6.3%	19.3%	23.0%	16.1%	3.7%	(5.1)%	(10.9)%	(13.8)%	(12.9)%	(11.7)%	N/A
Gross cumulative deficiency (redundancy) excluding corporate litigation losses	(0.2)%	9.3%	11.9%	6.0%	(6.6)%	(14.1)%	(19.9)%	(19.9)%	(16.7)%	(11.8)%	N/A

**2002 includes $126 resulting from the addition of the Assumed Agency Business.*

The following table presents (in millions) the development of loss reserves for the Assumed Agency Business through December 31, 2002. Development for 2003 for the Assumed Agency Business is included in the Infinity table above. Under the reinsurance agreement entered into with GAI, Infinity's insurance subsidiaries assumed the net reserves from GAI. Accordingly, gross reserves and net reserves are the same.

ASSUMED AGENCY BUSINESS

	1999	2000	2001	2002
LIABILITY FOR UNPAID LOSSES & LAE:				
As originally estimated	$ 118	$ 106	$ 116	$ 126
As re-estimated at December 31, 2009	116	108	115	N/A
LIABILITY RE-ESTIMATED:				
One year later	102.9%	104.9%	106.8%	
Two years later	100.6%	106.8%	101.6%	
Three years later	101.1%	102.8%	103.4%	
Four years later	98.9%	104.5%	103.7%	
Five years later	100.7%	104.2%	101.5%	
Six years later	99.8%	102.7%	101.3%	
Seven years later	98.8%	102.8%	100.6%	
Eight years later	98.9%	102.1%	99.5%	
Nine years later	98.4%	101.9%		
Ten years later	98.4%			
Cumulative deficiency (redundancy)	(1.6)%	1.9%	(0.5)%	
CUMULATIVE PAID AS OF:				
One year later	47.5%	47.0%	43.6%	
Two years later	69.5%	70.8%	60.2%	
Three years later	83.3%	80.8%	79.7%	
Four years later	88.1%	91.6%	90.4%	
Five years later	93.2%	96.3%	94.6%	
Six years later	95.4%	98.6%	97.1%	
Seven years later	96.5%	100.0%	98.4%	
Eight years later	97.4%	100.9%	98.9%	
Nine years later	97.8%	101.4%		
Ten years later	98.2%			

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The Company finds it useful to evaluate accident year loss and LAE ratios by calendar year to monitor reserve development. The following table presents, by accident year, loss and LAE ratios (including IBNR).

	Accident Year Loss and LAE Ratios Through Calendar Year End									
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Accident Year										
2000	87.8%	88.8%	90.2%	91.6%	92.1%	92.2%	92.2%	92.2%	93.6%	93.5%
2001		82.5%	81.8%	83.2%	83.9%	84.4%	84.0%	84.0%	84.0%	83.8%
2002			81.1%	79.1%	79.8%	80.5%	80.6%	80.3%	80.0%	79.8%
2003				78.1%	73.2%	72.9%	72.3%	71.7%	70.9%	70.5%
2004					71.0%	68.2%	66.3%	65.4%	64.3%	63.7%
2005						70.5%	69.6%	67.8%	66.2%	65.2%
2006							70.3%	71.0%	68.9%	67.4%
2007								71.9%	72.5%	71.0%
2008									73.5%	71.9%
2009										74.2%

The following table summarizes the effect on each calendar year of reserve re-estimates, net of reinsurance, for each of the accident years presented. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The table includes the loss reserves of the NSA Group, the Assumed Agency Business and those of Infinity combined. Favorable reserve re-estimates are shown in parentheses.

(in millions)	2004	2005	2006	2007	2008	2009
Accident year						
1999 & prior	$ 10	$ (2)	$ 2	$ 12	$ —	$ —
2000	6	2	(1)	1	(16)	(1)
2001	8	4	(4)	(1)	—	(2)
2002	6	5	1	(3)	(2)	(2)
2003	(34)	(2)	(4)	(4)	(5)	(3)
2004		(24)	(17)	(8)	(9)	(6)
2005			(9)	(17)	(15)	(10)
2006				7	(21)	(14)
2007					6	(16)
2008						(15)
Total	$ (5)	$(17)	$(31)	$(13)	$(29)	$(65)

During calendar years 2009 and 2008, Infinity experienced $65.4 million and $29.4 million, respectively, of favorable reserve development, primarily from loss and LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs due to two significant changes in claims adjusting practices beginning in 2006 for which the effect on loss and LAE payment patterns was not recognized until 2008 and 2009.

First, the Company changed its approach to handling claims in litigation. Historically, the majority of litigation claims were handled in the Company's field offices utilizing outside legal counsel. In 2006 and 2007, the Company chose to utilize in-house legal counsel more extensively, which has proven to be more cost effective than outside counsel. This change in approach brought about a gradual reduction in legal costs, which began to lower LAE. During 2006 and 2007 the reduction in paid LAE was gradual, with little effect on historical LAE patterns. This gradual change resulted in slight decreases in development patterns and modest releases of LAE redundancy. However, by the end of 2008, the development patterns fell by anywhere from 8% to 13%, depending on the development period, from the level of the 2007 year end analysis. The development patterns fell another 7% to 13% in 2009 from the level of the 2008 year end analysis. These changes resulted in a more substantial release of LAE redundancy in 2008 and 2009.

Second, beginning in 2006, the claims department began placing greater emphasis on settling undisputed claims in a reduced number of days after the loss date. A more timely settlement of such claims, also referred to as increased "tempo," was expected to reduce the company's claim expenses, especially in the cost of rental car coverage. These changes in settlement practice resulted in increased claim payments for development periods in which the change took place. It was not apparent in either the 2006 or 2007 loss reserve estimation process whether the increase in claim payments resulted from deteriorating underwriting results, which could lead to additional loss development, or from the increase in tempo, which would not necessarily lead to further loss development. As a result, no adjustments were initially made to historical development patterns to reflect the increase in claims payments. However, after an increase in paid development patterns in 2006 and 2007, the 2008 historical patterns declined, which management concluded at that time was a result of the increase in tempo. Therefore, beginning in the first quarter of 2008, the Company recognized in its reserve analysis the lower development patterns emerging as a result of the change in tempo, which resulted in favorable development in 2008 and 2009.

During calendar year 2007, Infinity experienced $13.5 million of favorable reserve development, primarily from favorable development on prior accident period loss reserves as well as a reduction in LAE estimates due to favorable expense payment patterns on bodily injury coverages in both California and Florida.

Other-than-Temporary Losses on Investments

The determination of whether unrealized losses on investments are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

- whether the unrealized loss is credit-driven or a result of changes in market interest rates;
- the length of time the security's market value has been below its cost;
- the extent to which fair value is less than cost basis;
- the intent to sell the security;
- whether it is more likely than not that there will be a requirement to sell the security before its anticipated recovery;
- historical operating, balance sheet and cash flow data contained in issuer SEC filings;
- issuer news releases;
- near-term prospects for improvement in the issuer and/or its industry;
- industry research and communications with industry specialists; and
- third-party research and credit rating reports.

Management regularly evaluates its investment portfolio for potential impairment by evaluating each security position that has any of the following: a fair value of less than 95% of its book value, an unrealized loss that equals or exceeds $100,000 or one or more impairment charges recorded in the past. In addition, management reviews positions held related to an issuer of a previously impaired security. The process of evaluation includes assessments of each item listed above. Since it is not possible to accurately predict if or when a specific security will become other-than-temporarily impaired, total impairment charges could be material to the results of operations in a future period.

For fixed maturity securities that are other-than-temporarily impaired, Infinity assesses its intent to sell and the likelihood that the company will be required to sell the security before recovery of its amortized cost. If a fixed maturity security is considered other-than-temporarily impaired but the company does not intend to and is not more than likely to be required to sell the security prior to its recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The credit loss component of an impairment charge on a fixed maturity security is determined by the excess of the amortized cost over the present value of the expected cash flows. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows varies depending on the type of security. The credit loss component of an impairment charge is recognized in net earnings while the non-credit component is recognized in accumulated other comprehensive income.

Accruals for Litigation

Infinity continually evaluates potential liabilities and reserves for litigation using the criteria established by the Loss Contingency topic of the FASB Accounting Standards Codification. Under this guidance, reserves for loss may only be recorded if the likelihood of occurrence is probable and the amount is reasonably estimable. Management considers each legal action and records reserves for losses in accordance with this guidance. Infinity believes the current assumptions and other considerations used to estimate potential liability for litigation are appropriate. Certain claims and legal actions have been brought against Infinity for which, under the rules described above, no loss has been accrued. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, management does not expect them to have a material effect on Infinity's financial condition or liquidity. See Note 15—Legal Proceedings of the Notes to Consolidated Financial Statements for a discussion of the Company's material Legal Proceedings.

Goodwill

In accordance with the Goodwill topic of the FASB Accounting Standards Codification, Infinity performs impairment test procedures for goodwill on an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare the result to its carrying value and record the amount of any shortfall as an impairment charge.

Infinity performed this test as of September 30, 2009 using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. Infinity's cash flow projections rely on assumptions that are subject to uncertainty, including premium growth, loss and loss adjustment expense ratios, interest rates and capital requirements.

The September 30, 2009 test results indicated that the fair value of Infinity's goodwill exceeded its carrying value and there was no impairment charge required at that date. Additionally, there was no indication of impairment at December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Ratios

The National Association of Insurance Commissioners' ("NAIC") model law for risk-based capital ("RBC") provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2009, the capital ratios of all Infinity insurance subsidiaries exceed the RBC requirements.

Sources of Funds

Infinity is organized as a holding company with all of its operations being conducted by its insurance subsidiaries. Accordingly, Infinity will have continuing cash needs for administrative expenses, the payment of interest on borrowings, shareholder dividends, share repurchases and taxes.

Administrative expenses at the holding company have averaged $7.0 million annually.

At December 31, 2009, Infinity had $195 million principal of senior notes due 2014, bearing a fixed 5.5% interest rate (the "Senior Notes") outstanding. Interest payments on the Senior Notes of $5.4 million are due each February and August through maturity in February 2014. During 2009, Infinity repurchased $5.0 million of the Senior Notes. (See Note 4—Long-Term Debt of the Notes to Consolidated Financial Statements for more information on the Senior Notes).

In February 2010, Infinity increased its quarterly dividend to $0.14 per share from $0.12 per share. At this current amount, Infinity's 2010 annualized dividend payments will be approximately $7.6 million.

In October 2006, the Company announced that the Board of Directors approved a share repurchase program expiring on the earlier of December 31, 2008 or the completion of all purchases contemplated by the program, whereby the Company may repurchase up to an aggregate amount of $100 million of its outstanding common shares. Effective July 24, 2008, Infinity's Board of Directors authorized an increase in the repurchase authority under the program by $74.3 million to $100.0 million as of that date. On August 6, 2009, the Board of Directors increased the authority by

$28.8 million to $50.0 million as of that date (for an aggregate of $203.1 million since inception), modified the authority to include the repurchase of Infinity's debt and extended the date to execute this program to December 31, 2010. During 2008, Infinity repurchased 2,087,900 shares at an average cost, excluding commissions, of $41.97. During 2009, Infinity repurchased 689,500 shares at an average cost, excluding commissions, of $36.24. Infinity also repurchased $5.0 million in debt during 2009. As of December 31, 2009, Infinity had $40.2 million of authority remaining under this program.

Funds to meet expenditures at the holding company come primarily from dividends from the insurance subsidiaries as well as cash and investments held by the holding company. As of December 31, 2009, Infinity had $184.3 million of cash and investments. In 2009, Infinity's insurance subsidiaries paid Infinity $90.0 million in dividends. In 2010, Infinity's insurance subsidiaries may pay to Infinity up to $107.0 million in ordinary dividends without prior regulatory approval. The majority of dividends paid by Infinity's insurance companies to Infinity prior to December 21, 2010 will require an extraordinary dividend as those dividends, together with other distributions made within the preceding twelve months, will exceed the ordinary dividend capacity.

In August 2008, Infinity entered into an agreement for a $50 million three-year revolving credit facility (the "Credit Agreement") that requires Infinity to meet certain financial and other covenants. Infinity is currently in compliance with all covenants under the Credit Agreement. At December 31, 2009 and 2008, there were no borrowings outstanding under the Credit Agreement.

Infinity's insurance subsidiaries generate liquidity to satisfy their obligations, primarily by collecting and investing premium in advance of paying claims. Infinity's insurance subsidiaries had positive cash flow from operations of approximately $85.0 million in 2009, $27.0 million in 2008 and $74.0 million in 2007. In addition, to satisfy their obligations, Infinity's insurance subsidiaries generate cash from maturing securities from their combined $993.4 million fixed maturity portfolio.

Management believes that cash and investment balances, cash flows from operations or borrowings, and maturities and sales of investments are adequate to meet the future liquidity needs for Infinity and its insurance subsidiaries.

Contractual Obligations

Infinity and its insurance subsidiaries' contractual obligations as of December 31, 2009, are (in thousands):

Due in:	Long-Term Debt & Interest	Operating Leases	Loss and LAE Reserves[a]	Postretirement Benefit Payments[b]	Total
2010	$ 10,725	$18,405	$294,455	$ 258	$323,843
2011–2012	21,450	19,359	146,556	534	187,899
2013–2014	211,088	14,056	35,714	548	261,406
2015 and after	—	11,753	32,389	1,370	45,512
Total	$243,263	$63,573	$509,114	$2,710	$818,660

(a) The payout pattern for reserves for losses and LAE is based upon historical payment patterns and do not represent actual contractual obligations. The timing and amounts ultimately paid will vary from these estimates, as discussed above under "Critical Accounting Policies" and in Note 1—Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements.

(b) The payments for postretirement benefits do not represent actual contractual obligations. The payments presented represent the best estimate of future contributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

INVESTMENTS

General

Infinity's Investment Committee, which is composed exclusively of independent directors, has approved investment guidelines for the Company and its wholly-owned subsidiaries. The guidelines specifically address overall investment objectives, permissible assets, prohibited assets, permitted exceptions to the guidelines and credit quality.

Infinity engages two unaffiliated money managers for its fixed income portfolio and a Vanguard exchange-traded fund designed to track the MSCI U.S. Broad Market Index for the equity portfolio. The investment managers conduct, in accordance with the Company's investment guidelines, all of the investment purchases and sales for the Company and its subsidiaries. The Company's Chief Financial Officer and the Investment Committee, at least quarterly, review the performance of the portfolio management and compliance with the Company's investment guidelines. Physical custody of securities is maintained at national banks unaffiliated with the money managers.

Infinity's consolidated investment portfolio at December 31, 2009 contained $1.1 billion in fixed maturity securities and $39.4 million in equity securities, all carried at fair value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At December 31, 2009, Infinity had pre-tax net unrealized gains of $20.9 million on fixed maturities and pre-tax net unrealized gains of $8.1 million on equity securities. Combined, the pre-tax net unrealized gain increased by $20.9 million for the twelve months ended December 31, 2009.

Approximately 94.5% of the fixed maturities that Infinity held at December 31, 2009 were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies. The average credit rating of Infinity's fixed maturity portfolio was AA at December 31, 2009. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade. Management believes that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Since all of these securities are carried at fair value in the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses. The average duration of Infinity's fixed maturity portfolio was 3.5 years at December 31, 2009.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

Level 1 securities are U.S. Treasury securities and an exchange-traded fund that makes up Infinity's equity portfolio. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities that are not rated by a nationally recognized statistical rating organization.

The Company's procedures for validating market prices obtained from third parties include, but are not limited to, periodic review of model pricing methodologies and periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date.

Summarized information for Infinity's investment portfolio at December 31, 2009 follows (in thousands):

	Amortized Cost	Fair Value	% of Total Fair Value
Fixed maturities:			
U.S. government and agencies:			
U.S. government	$ 187,915	$ 191,261	16.1%
Government sponsored agencies	56,344	57,015	4.8%
Total U.S. government and agencies	244,259	248,277	20.9%
State and municipal	342,696	350,076	29.5%
Mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMO") and asset-backed securities ("ABS"):			
Residential mortgage-backed securities	149,354	152,867	12.9%
Commercial mortgage-backed securities	53,338	53,926	4.5%
Collateralized mortgage obligations:			
Planned amortization class	35,657	36,129	3.0%
Sequentials	19,368	19,200	1.6%
Whole loan	7,951	7,230	0.6%
Accretion directed	1,511	1,403	0.1%
Junior tranche	761	618	0.1%
Total collateralized mortgage obligations	65,249	64,580	5.4%
Asset-backed securities secured by:			
Equipment leases	3,894	3,894	0.3%
Auto loans	1,678	1,719	0.1%
Home equity	1,188	1,112	0.1%
Total asset-backed securities	6,760	6,726	0.6%
Total MBS, CMO and ABS	274,701	278,099	23.4%
Corporates			
Investment grade	202,605	206,667	17.4%
Non-investment grade	61,515	63,574	5.4%
Total corporates	264,120	270,241	22.8%
Total fixed maturities	1,125,776	1,146,692	96.7%
Equity securities	31,331	39,438	3.3%
Total investment portfolio	$1,157,107	$1,186,131	100.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Fixed Maturities

The following table presents the credit rating and fair value (in thousands) of Infinity's fixed maturity portfolio by major security type:

	Rating						
	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
U.S. government and agencies	$248,277	$ —	$ —	$ —	$ —	$ 248,277	21.7%
State and municipal	34,806	230,671	82,226	2,373	—	350,076	30.5%
Mortgage-backed, asset-backed and CMO	266,609	7,596	—	3,894	—	278,099	24.3%
Corporates	15,487	14,429	144,116	32,636	63,574	270,241	23.6%
Total Fair Value	$565,179	$252,695	$226,342	$38,903	$63,574	$1,146,692	100.0%
% of Total Fair Value	49.3%	22.0%	19.7%	3.4%	5.5%	100.0%	

Other than securities backed by the U.S. government or issued by government-sponsored enterprises, Infinity's fixed income portfolio contains no securities issued by any single issuer that exceed 1% of the fair value of the fixed income portfolio.

Investments in MBS and CMO represented 24% of Infinity's fixed maturity portfolio at December 31, 2009. These securities are, in periods of rising interest rates, subject to significant extension risk due to the fact that mortgages may be repaid more slowly than expected as borrowers postpone refinancing in anticipation of lower fixed rates in the future. In periods of falling interest rates, these securities are subject to significant prepayment risk due to the fact that mortgages may be repaid more quickly than expected as borrowers accelerate refinancing in anticipation of higher fixed rates in the future. As of December 31, 2009, all of Infinity's MBS and CMO are rated "BBB" or better by a nationally recognized rating agency.

The following table presents the credit rating and fair value of Infinity's MBS and CMO portfolio at December 31, 2009, excluding Government Sponsored Enterprises ("GSE"), by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
1999	$ —	$ 618	$ —	$ —	$ —	$ 618	0.8%
2000	154	—	—	—	—	154	0.2%
2001	1,830	—	—	—	—	1,830	2.4%
2002	5,573	—	—	—	—	5,573	7.2%
2003	5,656	—	—	—	—	5,656	7.3%
2004	14,026	3,811	—	—	—	17,838	22.9%
2005	28,484	3,167	—	—	—	31,651	40.7%
2006	14,535	—	—	—	—	14,535	18.7%
Total Fair Value	$ 70,258	$7,596	$ —	$ —	$ —	$ 77,854	100.0%
% of Total Fair Value	90.2%	9.8%	0.0%	0.0%	0.0%	100.0%	

The following table presents the credit rating and fair value of Infinity's GSE portfolio at December 31, 2009 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
2002	$ 7,294	$ —	$ —	$ —	$ —	$ 7,294	3.8%
2003	10,841	—	—	—	—	10,841	5.6%
2004	8,843	—	—	—	—	8,843	4.6%
2007	1,448	—	—	—	—	1,448	0.7%
2008	92,913	—	—	—	—	92,913	48.0%
2009	66,011	—	—	—	—	66,011	34.1%
2010	6,169	—	—	—	—	6,169	3.2%
Total Fair Value	$193,519	$ —	$ —	$ —	$ —	$193,519	100.0%
% of Total Fair Value	100.0%	0.0%	0.0%	0.0%	0.0%	100.0%	

The following table presents the credit rating and fair value of Infinity's ABS portfolio at December 31, 2009 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
2001	$ 68	$ —	$ —	$ —	$ —	$ 68	1.0%
2003	368	—	—	—	—	368	5.5%
2004	100	—	—	—	—	100	1.5%
2007	—	—	—	3,894	—	3,894	57.9%
2009	2,295	—	—	—	—	2,295	34.1%
Total Fair Value	$ 2,832	$ —	$ —	$3,894	$ —	$ 6,726	100.0%
% of Total Fair Value	42.1%	0.0%	0.0%	57.9%	0.0%	100.0%	

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following table presents the returns of Infinity's investment portfolios based on quarterly investment balances as reflected in the financial statements.

	Twelve Months Ended December 31,		
	2009	2008	2007
Return on fixed income securities:			
Excluding realized gains and losses	4.2%	4.7%	5.0%
Including realized gains and losses	3.0%	2.1%	4.5%
Return on equity securities:			
Excluding realized gains and losses	2.5%	1.9%	2.4%
Including realized gains and losses	2.8%	(38.7)%	9.0%
Return on all investments:			
Excluding realized gains and losses	4.2%	4.6%	4.9%
Including realized gains and losses	3.0%	0.6%	4.7%

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Infinity's exposures to market risk relate primarily to its investment portfolio, which is exposed primarily to interest rate risk and credit risk and, to a lesser extent, equity price risk.

The fair value of Infinity's fixed maturity portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed income investments moves inversely with movements in market interest rates. Infinity's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. In addition, the risk of loss in fair value is partially mitigated by higher market rates available for new funds available for investment. The portfolios of Infinity's insurance companies are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of Infinity's fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on Infinity's fixed maturity portfolio and long-term debt. It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)						
(in thousands)	(200)	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio	$1,226,846	$1,186,597	$1,166,645	$1,146,692	$1,126,281	$1,105,870	$1,065,392
Fair value of long-term debt	206,939	199,464	195,848	192,309	188,847	185,458	178,898

The following table provides information about Infinity's fixed maturity investments at December 31, 2009 which are sensitive to interest rate risk. The table shows expected principal cash flows by expected maturity date for each of the five subsequent years and collectively for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBS, CMO, ABS and sinking fund issues are included based on maturity year adjusted for expected payment patterns.

(in thousands) For the twelve months ended December 31,	Expected Principal Cash Flows		
	MBS, CMO and ABS only	Excluding MBS, CMO and ABS	Total
2010	$ 89,666	$ 63,917	$ 153,583
2011	53,580	138,379	191,959
2012	30,110	148,262	178,372
2013	19,374	105,780	125,154
2014	14,320	120,454	134,774
Thereafter	45,932	268,431	314,363
Total	$252,983	$845,222	$1,098,205
Fair Value	278,099	868,593	1,146,692

The cash flows presented take into consideration historical relationships of market yields and prepayment rates. However, the actual prepayment rate may differ from historical trends resulting in actual principal cash flows that differ from those presented above.

Credit Risk

Credit risk is managed by diversifying the portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. The largest investment in any one fixed income security, excluding U.S. governments and agencies securities, is $10.3 million or 0.9% of the fixed income investment portfolio. The top five investments make up 5.8% of the fixed income portfolio. The fair value of non-performing fixed maturities, securities that have not produced their stated rate of investment income during the previous twelve months, was $0.2 million or 0.02% of the $1.2 billion portfolio as of December 31, 2009.

The following table shows Infinity's fixed maturity securities, by NAIC designation and comparable Standard & Poor's Corporation rating as of December 31, 2009 (in thousands):

NAIC Rating	Comparable S&P Rating	Amortized Cost	Fair Value	%
1	AAA, AA, A	$1,025,318	$1,044,215	91.1%
2	BBB	38,942	38,903	3.4%
	Total investment grade	$1,064,260	$1,083,118	94.5%
3	BB	30,602	31,936	2.8%
4	B	27,248	27,801	2.4%
5	CCC, CC, C	1,216	1,216	0.1%
6	D	2,450	2,622	0.2%
	Total non-investment grade	$ 61,515	$ 63,574	5.5%
	Total	$1,125,776	$1,146,692	100.0%

Since the second half of 2007, the mortgage industry has experienced a rise in mortgage delinquencies and foreclosures, particularly among lower quality exposures ("sub-prime" and "Alt-A"). As a result, many securities with underlying sub-prime and Alt-A mortgages as collateral experienced significant drops in market value. Infinity has only modest exposure to these types of investments. At December 31, 2009, Infinity's fixed maturity portfolio included 6 securities, or 0.5% of the total market value of the fixed income portfolio, with exposure to sub-prime and Alt-A mortgages. Although these securities have sub-prime mortgages as underlying collateral, five have AAA ratings. The remaining security has a market value of $0.6 million and a AA rating.

In 2008, several municipal bond insurers had their credit ratings downgraded or placed under review by one or more nationally recognized statistical rating organizations. These downgrades were a result of a perceived weakening of the insurers' financial strength as a result of losses incurred on mortgage-backed and asset-backed securities. These securities experienced increased delinquencies and defaults as a result of a weakening economy and housing market in particular.

Infinity's investment portfolio consists of $350.1 million of municipal bonds, of which $156.9 million are insured. Of the insured bonds, 49% are insured with MBIA, 30% with Assured Guaranty, 20% with AMBAC, and 1% with XL Capital. The following table presents the underlying ratings, represented by the lower of Standard and Poor's, Moody's or Fitch's ratings, of the insured municipal bond portfolio (in thousands):

	Municipal Bonds					
	Insured		Uninsured		Total	
Rating	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
AAA	$ 5,467	3.5%	$ 29,339	15.2%	$ 34,806	9.9%
AA+, AA, AA–	97,586	62.2%	133,085	68.9%	230,671	65.9%
A+, A, A–	51,467	32.8%	30,759	15.9%	82,226	23.5%
BBB+, BBB, BBB–	2,373	1.5%	—	0.0%	2,373	0.7%
Total	$156,893	100.0%	$193,183	100.0%	$350,076	100.0%

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Infinity's exposure to equity price risk is limited as its equity investments comprise only 3.3% of its total investment portfolio. At December 31, 2009, the fair value of Infinity's equity portfolio was $39.4 million.

RESULTS OF OPERATIONS

Underwriting

Premium

Infinity's net earned premium is as follows ($ in thousands):

	Twelve Months Ended December 31,			
	2009	2008	$ Change	% Change
NET EARNED PREMIUM				
Gross written premium				
Personal Auto Insurance:				
Focus States				
Urban Zones	$660,334	$680,009	$(19,675)	(2.9)%
Non-Urban Zones	89,221	103,834	(14,613)	(14.1)%
Total Focus States	749,554	783,843	(34,288)	(4.4)%
Maintenance States	30,648	44,597	(13,949)	(31.3)%
Other States	1,755	3,612	(1,857)	(51.4)%
Subtotal	781,957	832,051	(50,094)	(6.0)%
Commercial Vehicle	53,632	42,795	10,837	25.3%
Classic Collector	13,118	21,253	(8,135)	(38.3)%
Other	109	803	(694)	(86.4)%
Total gross written premium[1]	848,816	896,902	(48,087)	(5.4)%
Ceded reinsurance	(4,947)	(4,812)	(135)	2.8%
Net written premium	843,869	892,090	(48,221)	(5.4)%
Change in unearned premium	4,522	30,361	(25,839)	(85.1)%
Net Earned Premium	$848,391	$922,451	$(74,060)	(8.0)%

(1) 2009 and 2008 exclude less than $(0.1) million each of premium written on behalf of other companies. 2007 excludes $0.1 million of premium written on behalf of other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

	Twelve Months Ended December 31,			
	2008	2007	$ Change	% Change
NET EARNED PREMIUM				
Gross written premium				
Personal Auto Insurance:				
Focus States				
Urban Zones	$680,009	$ 746,655	$ (66,646)	(8.9)%
Non-Urban Zones	103,834	133,121	(29,287)	(22.0)%
Total Focus States	783,843	879,776	(95,933)	(10.9)%
Maintenance States	44,597	68,267	(23,670)	(34.7)%
Other States	3,612	11,740	(8,128)	(69.2)%
Subtotal	832,051	959,783	(127,732)	(13.3)%
Commercial Vehicle	42,795	37,537	5,258	14.0%
Classic Collector	21,253	20,089	1,164	5.8%
Other	803	1,602	(799)	(49.9)%
Total gross written premium[1]	896,902	1,019,011	(122,109)	(12.0)%
Ceded reinsurance	(4,812)	(4,749)	(63)	1.3%
Net written premium	892,090	1,014,262	(122,172)	(12.0)%
Change in unearned premium	30,361	17,302	13,059	75.5%
Net Earned Premium	$922,451	$1,031,564	$(109,113)	(10.6)%

(1) 2009 and 2008 exclude less than $(0.1) million each of premium written on behalf of other companies. 2007 excludes $0.1 million of premium written on behalf of other companies.

The following table shows Infinity's policies-in-force:

	As of December 31,			
	2009	2008	Change	%
POLICIES-IN-FORCE				
Personal Auto Insurance:				
Focus States				
Urban Zones	586,963	582,198	4,765	0.8%
Non-Urban Zones	69,441	75,543	(6,102)	(8.1)%
Total Focus States	656,404	657,741	(1,337)	(0.2)%
Maintenance States	22,278	31,860	(9,582)	(30.1)%
Other States	948	2,081	(1,133)	(54.4)%
Subtotal	679,630	691,682	(12,052)	(1.7)%
Commercial Vehicle	28,120	19,605	8,515	43.4%
Classic Collector	41,312	61,416	(20,104)	(32.7)%
Other	—	295	(295)	(100.0)%
Total	749,062	772,998	(23,936)	(3.1)%

	As of December 31,			
	2008	2007	Change	%
POLICIES-IN-FORCE				
Personal Auto Insurance:				
Focus States				
Urban Zones	582,198	595,186	(12,988)	(2.2)%
Non-Urban Zones	75,543	93,226	(17,683)	(19.0)%
Total Focus States	657,741	688,412	(30,671)	(4.5)%
Maintenance States	31,860	43,670	(11,810)	(27.0)%
Other States	2,081	5,546	(3,465)	(62.5)%
Subtotal	691,682	737,628	(45,946)	(6.2)%
Commercial Vehicle	19,605	14,149	5,456	38.6%
Classic Collector	61,416	59,941	1,475	2.5%
Other	295	881	(586)	(66.5)%
Total	772,998	812,599	(39,601)	(4.9)%

2009 COMPARED TO 2008

Gross written premium decreased 5.4% during the twelve months ended December 31, 2009 compared with the twelve months ended December 31, 2008. Although premiums declined for the year, Infinity did experience gross written premium growth during each month of the fourth quarter. Infinity's growth during the fourth quarter of 2009 was the first quarterly increase the company has had since the second quarter of 2007. During 2009, Infinity implemented 29 rate revisions in various states with an overall rate impact of a 0.3% decrease. Policies-in-force at December 31, 2009 decreased 3.1% compared with December 31, 2008. Gross written premium declined more than policies-in-force due to a shift in the business mix to more liability only policies, which have lower average premium.

During 2009, personal auto insurance gross written premium in Infinity's eight Focus States decreased 4.4% compared with 2008. This decline in gross written premium is primarily a result of declines in Arizona, Florida and Georgia. In Arizona, gross written premium declined 22.3% during the twelve months ended December 31, 2009 as compared with the same period of 2008. This decline is primarily due to competitor rate decreases and worsening economic conditions in the state. Gross written premium declined 11.1% in Florida, primarily due to Infinity raising rates 15.1% during 2008 and tightening underwriting standards to improve profitability in the state. In Georgia, gross written premium was down 25.1% for the twelve months. This decline is primarily a result of rate increases intended to improve profitability in the state.

An increase in gross written premium in Illinois partially offset the decline in premium in Arizona, Florida and Georgia during 2009. Illinois's gross written premium increased 155.0% during 2009 primarily as a result of continued growth in the recently introduced Chicago Urban Zone. Gross written premium in California, Infinity's largest state by premium volume, was down just 0.1% for the year.

In the fourth quarter of 2009, Infinity had growth in several Focus States including Arizona, Florida and Pennsylvania. The company expects this favorable premium trend to continue in these states during 2010.

Gross written premium in the Maintenance States declined 31.3% during 2009 with declines in all states in this category. Infinity has increased rates in several of the Maintenance States over the last twelve months in an effort to improve profitability.

Infinity's Commercial Vehicle gross written premium increased 25.3% during the twelve months ended December 31, 2009 as compared with the same period of 2008 as a result of growth in California, a new market for this product.

2008 COMPARED TO 2007

Gross written premium decreased 12.0% during the twelve months ended December 31, 2008 compared with the twelve months ended December 31, 2007. During 2008, Infinity implemented 52 rate revisions in various states with an overall rate impact of a 2.4% decrease. This overall rate decrease was primarily a result of the 10.4% rate decrease implemented January 1, 2008 in Infinity's largest program in California in response to the amended rate approval regulations in that state. Excluding California, overall rates increased 7.3%. Policies-in-force at December 31, 2008 decreased 4.9% compared with December 31, 2007. Gross written premium declined more than policies-in-force due to a shift in the business mix to more liability only policies, which have lower average premium.

During 2008, personal auto insurance gross written premium in Infinity's eight Focus States decreased 10.9% compared with 2007. This decline in gross written premium was primarily a result of declines in California, Florida and Georgia. In California, gross written premium declined 13.5% during the twelve months ended December 31, 2008 as compared with the same period of 2007. Infinity believes that, in addition to the rate decrease on Infinity's largest program in California, gross written premium declined, in part, because the compulsory automobile insurance laws in California were not actively enforced. Infinity believes that individuals allowed their automobile insurance policies to lapse due to this lack of enforcement. Gross written premium may also have been affected by the impact of the economic slowdown on the buying behavior of individuals with regard to automobile insurance. Gross written premium in Florida declined 16.6% during 2008 as compared with 2007. Although gross written premium in Miami, Infinity's new urban zone, increased during the twelve months ended December 31, 2008 as compared with the same period of 2007, the remaining Florida urban zones declined. The decline in gross written premium was due primarily to Infinity raising rates 13.5% during 2007 and another 15.1% in 2008 to improve profitability in Florida. A decline in Georgia's gross written premium of 22.1% during the year ended 2008 compared with the same period of 2007 was primarily a result of a reduction in the amount of business written in non-urban zones in the state.

Partially offsetting the decline in premium in California, Florida and Georgia during 2008 were increases in gross written premium in Nevada and Texas. Nevada's gross written premium increased 36.2% during 2008 primarily as a result of continued marketing efforts in addition to Infinity's rate stability while competitors increased their rates. Gross written premium in Texas increased 20.6% during the twelve months ended December 31, 2008 as compared with the same period of 2007, including growth in Dallas, Fort Worth, Houston and San Antonio—all four of Infinity's Texas urban zones. New agent appointments and advertising contributed to the gross written premium growth in Texas.

Gross written premium in the Maintenance States declined 34.7% during 2008 with declines in all Maintenance States other than Tennessee. Infinity increased rates in several of the Maintenance States during 2008 in an effort to improve profitability.

Infinity's Commercial Vehicle gross written premium increased 14.0% during the twelve months ended December 31, 2008 as compared with the same period of 2007. During 2007, Infinity revised its rating structure and reintroduced the program in states such as California, Connecticut, Georgia and Texas. In addition, increased marketing and advertising led to the growth in gross written premium.

Profitability

A key operating performance measure of insurance companies is underwriting profitability, as opposed to overall profitability or net earnings. Underwriting profitability is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable.

The combined ratio does not reflect investment income, other income, other expenses or federal income taxes.

While financial data is reported in accordance with GAAP for shareholder and other investment purposes, data is reported on a statutory basis for insurance regulatory purposes. Infinity evaluates underwriting profitability based on a combined ratio calculated using statutory accounting principles. The statutory combined ratio represents the sum of the following ratios: (i) losses and LAE incurred as a percentage of net earned premium and (ii) underwriting expenses incurred as a percentage of net written premium. Certain expenses are treated differently under statutory and GAAP accounting principles. Under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized as deferred policy acquisition costs and amortized on a pro rata basis over the period in which the related premium are earned; on a statutory basis these items are expensed as incurred. Costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes. Additionally, bad debt charge-offs on agent balances and premium receivables are included only in the GAAP combined ratios.

	Twelve Months Ended December 31,								
	2009			2008			Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto Insurance:									
Focus States:									
Urban Zones	68.5%	20.2%	88.7%	71.7%	19.8%	91.5%	(3.2)%	0.4%	(2.8)%
Non-Urban Zones	67.5%	21.2%	88.6%	74.7%	21.4%	96.1%	(7.3)%	(0.2)%	(7.5)%
Total Focus States	68.4%	20.3%	88.7%	72.1%	20.0%	92.1%	(3.7)%	0.3%	(3.5)%
Maintenance States	65.4%	23.8%	89.2%	71.1%	22.2%	93.4%	(5.7)%	1.6%	(4.1)%
Other States	NM	NM	NM	NM	NM	NM	NM	NM	NM
Subtotal	68.2%	20.5%	88.7%	71.8%	20.2%	92.0%	(3.6)%	0.3%	(3.3)%
Commercial Vehicle	72.3%	21.6%	93.8%	82.2%	21.6%	103.8%	(10.0)%	0.0%	(10.0)%
Classic Collector	37.3%	42.4%	79.7%	43.4%	41.7%	85.1%	(6.1)%	0.7%	(5.4)%
Other	NM	NM	NM	NM	NM	NM	NM	NM	NM
Total statutory ratios	66.5%	20.7%	87.2%	70.3%	20.9%	91.2%	(3.8)%	(0.2)%	(4.0)%
GAAP ratios	66.5%	22.0%	88.5%	70.3%	22.2%	92.5%	(3.8)%	(0.2)%	(4.0)%

NM: Not meaningful due to the low premium for these lines.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

	Twelve Months Ended December 31,								
	2008			2007			Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto Insurance:									
Focus States:									
Urban Zones	71.7%	19.8%	91.5%	72.3%	19.6%	92.0%	(0.7)%	0.2%	(0.5)%
Non-Urban Zones	74.7%	21.4%	96.1%	82.6%	23.2%	105.7%	(7.8)%	(1.8)%	(9.6)%
Total Focus States	72.1%	20.0%	92.1%	74.0%	20.2%	94.2%	(1.9)%	(0.1)%	(2.0)%
Maintenance States	71.1%	22.2%	93.4%	72.7%	22.0%	94.7%	(1.5)%	0.2%	(1.3)%
Other States	NM	NM	NM	NM	NM	NM	NM	NM	NM
Subtotal	71.8%	20.2%	92.0%	72.9%	20.4%	93.3%	(1.1)%	(0.2)%	(1.3)%
Commercial Vehicle	82.2%	21.6%	103.8%	38.2%	24.0%	62.2%	44.0%	(2.4)%	41.6%
Classic Collector	43.4%	41.7%	85.1%	38.4%	49.1%	87.5%	4.9%	(7.3)%	(2.4)%
Other	NM	NM	NM	NM	NM	NM	NM	NM	NM
Total statutory ratios	70.3%	20.9%	91.2%	70.6%	21.2%	91.8%	(0.2)%	(0.3)%	(0.6)%
GAAP ratios	70.3%	22.2%	92.5%	70.5%	23.0%	93.5%	(0.2)%	(0.8)%	(1.0)%

NM: Not meaningful due to the low premium for these lines.

In evaluating the profit performance of Infinity's business, the Company's management reviews underwriting profitability using statutory combined ratios. Accordingly, the discussion of underwriting results that follows will focus on these ratios and the components thereof.

2009 COMPARED TO 2008

Overall, the statutory combined ratio for the year ended December 31, 2009 of 87.2% improved 4.0 points from 91.2% for 2008. For the twelve months ended December 31, 2009, Infinity had $65.4 million of favorable development on prior accident period loss and LAE reserves compared with $29.4 million of favorable development for the year ended December 31, 2008. (See Critical Accounting Policies—Insurance Reserves for a more detailed discussion of loss reserving and development.) Excluding the favorable development from both years, the combined ratio increased from 94.4% in 2008 to 94.9% in 2009. Catastrophe related losses were $1.0 million and $1.8 million during 2009 and 2008, respectively.

The combined ratio improvement in the Focus States during 2009 is primarily a result of favorable development on loss and LAE reserves in California and Florida. Excluding favorable development, the loss and LAE ratio in the Focus States for 2009 has increased when compared with 2008 primarily as a result of an increase in the loss ratio in California, where Infinity took rate decreases in late 2007 and mid-2008 in order to comply with the state's Fair Rate of Return regulations, as well as an increase in frequency and severity in bodily injury coverage.

The loss and LAE ratio in the Maintenance States declined for the year ended December 31, 2009 as compared with 2008 primarily as a result of favorable development on LAE reserves in Connecticut. The underwriting ratio in these states grew in 2009 due to fixed expenses over a decline in premium.

The loss and LAE ratio for the Commercial Vehicle business decreased substantially during 2009 when compared with 2008 primarily as a result of an extra-contractual claim in Florida recorded during 2008. Excluding this claim, the combined ratio for the twelve months ended December 31, 2008 would be 79.8%. This compares with 93.8% for the twelve months ended December, 31 2009. The increase in the combined ratio, excluding the extra-contractual claim, is a result of an increase in the loss ratio in California due to a shift toward new business, which typically has a higher loss ratio than renewal business.

2008 COMPARED TO 2007

Overall, the statutory combined ratio for the year ended December 31, 2008 of 91.2% improved slightly from 91.8% for 2007. For the twelve months ended December 31, 2008, Infinity had $29.4 million of favorable development on prior accident period loss and LAE reserves compared with $13.5 million of favorable development for the year ended December 31, 2007. Excluding the favorable development from both years, the combined ratio increased 1.3 points from 93.1% in 2007 to 94.4% in 2008. Catastrophe related losses were $1.8 million and $0.7 million during 2008 and 2007, respectively.

The combined ratio improvement in the Focus States for the year ended December 31, 2008 as compared with 2007 is primarily a result of favorable development on LAE reserves in many of Infinity's Focus States. Excluding favorable development, the combined ratio in the Focus States increased in 2008 compared with 2007 primarily as a result of an increase in the loss and LAE ratio in California, Infinity's largest state in terms of premium and underwriting profits. During 2008, Infinity took a 10.4% rate reduction as required by the new fair rate of return regulations which reduced average earned premium and increased the combined ratio. The 2008 combined ratio, excluding favorable development, did improve compared with 2007 in states such as Arizona, Florida, Pennsylvania and Texas primarily as a result of rate increases taken in the states to improve profitability.

The loss and LAE ratio in the Maintenance States declined for the year ended December 31, 2008 as compared with 2007 primarily as a result of favorable development on LAE reserves in Alabama and Missouri.

The loss and LAE ratio for the Commercial Vehicle business increased substantially during 2008 compared with 2007 as a result of an extra-contractual claim in Florida. Excluding this claim, the combined ratio for 2008 would be 79.8% compared with 62.2% in 2007. The increase in the combined ratio excluding the extra-contractual claim is a result of favorable development on prior accident period loss and LAE reserves recognized in 2007.

The Classic Collector loss and LAE ratio increased for the year ended December 31, 2008 primarily due to $0.7 million of losses from Hurricane Ike. Excluding losses from Hurricane Ike, the loss and LAE ratio for 2008 would be 40.0% compared with 38.4% for 2007. The expense ratio has improved for Classic Collector as a result of completing the transition of moving the business to a new computer platform.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Investment Income

Investment income primarily includes gross investment revenue and investment management fees as shown in the following table (in thousands):

	Twelve Months Ended December 31,		
	2009	2008	2007
INVESTMENT INCOME:			
Interest income on fixed maturities, cash and cash equivalents	$ 50,567	$ 58,909	$ 68,359
Dividends on equity securities	782	871	1,190
Gross investment income	$ 51,349	$ 59,780	$ 69,549
Investment expenses	(1,930)	(1,830)	(2,162)
Net investment income	$ 49,418	$ 57,950	$ 67,387
Average investment balance	$1,222,816	$1,298,112	$1,408,470
Net investment income over average investment balance	4.0%	4.6%	4.8%

2009 COMPARED TO 2008

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income declined $8.5 million for the twelve months ended December 31, 2009 as compared with the same period in 2008, primarily due to both a decrease in quarterly average invested assets of 5.8% in 2009 compared to 2008 and a decline in yields for high quality securities.

2008 COMPARED TO 2007

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income declined $9.4 million for the twelve months ended December 31, 2008 as compared with the same period in 2007. Infinity's gross investment income declined due to both a decrease in quarterly average invested assets of 7.8% in 2008 compared to 2007 and a decline in yields for high quality securities. Investment expenses declined primarily as a result of the lower average invested asset balance.

Realized Gains (Losses) on Investments

Infinity recorded realized gains (losses) on sales and disposals and impairments for unrealized losses deemed other-than-temporary as follows (before tax, in thousands):

	Twelve Months Ended December 31, 2009		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$ 4,914	$(19,850)	$(14,936)
Equities	112	—	112
Total	$ 5,026	$(19,850)	$(14,824)

	Twelve Months Ended December 31, 2008		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$10,440	$(43,229)	$(32,788)
Equities	—	(18,590)	(18,590)
Total	$10,440	$(61,818)	$(51,378)

	Twelve Months Ended December 31, 2007		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$ (2,332)	$ (4,028)	$ (6,360)
Equities	3,273	—	3,273
Total	$ 941	$ (4,028)	$ (3,087)

2009 COMPARED TO 2008

The total realized loss in 2009 was primarily a result of credit-related other-than-temporary impairments on asset-backed securities, particularly those with equipment leases as collateral, and non-investment grade corporate bonds.

2008 COMPARED TO 2007

The total realized loss in 2008 was primarily a result of impairments of fixed maturities issued by companies in the financial services industry and the impairment of Infinity's investment in an exchange-traded fund.

Other Income

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
Finance charges on assumed business	$ —	$ 6	$ 16
Gain on sale of Connecticut personal auto book	—	574	1,070
Other	439	1,315	1,276
Total Other Income	$439	$1,895	$2,362

2009 COMPARED TO 2008

Other income for the twelve months ended December 31, 2009 decreased $1.5 million when compared to 2008. This decline is primarily attributable to a $0.6 million decline in fees received on renewal premium from the 2005 sale of the Assumed Agency Business's Connecticut personal auto book. The other items included in other income of $1.3 million in 2008 and $0.4 million in 2009 are of a non-recurring nature.

2008 COMPARED TO 2007

Other income for the twelve months ended December 31, 2008 decreased $0.5 million when compared to 2007. This decline is primarily attributable to a $0.5 million decline in fees received on renewal premium from the 2005 sale of the Assumed Agency Business's Connecticut personal auto book. The other items included in other income of $1.3 million in both 2007 and 2008 are non-recurring items.

Interest Expense

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
Senior Notes	$11,055	$11,071	$11,067

The Senior Notes carry a coupon rate of 5.50%, effective yield of 5.55%, and require no principal payment until maturity in February 2014. (See Note 4—Long-Term Debt of the Notes to Consolidated Financial Statements for additional information on the Senior Notes).

Corporate General and Administrative Expenses

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
Corporate General and Administrative Expenses	$6,713	$6,958	$7,843

2009 COMPARED TO 2008

Corporate general and administrative expenses decreased just 3.5%, or $245,000, in 2009 compared to 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

2008 COMPARED TO 2007

Corporate general and administrative expenses decreased 11.3% in 2008 compared to 2007 primarily as a result of a decrease in share-based compensation expense as stock options issued in 2003 were fully expensed during 2007, a decrease in contract service fees paid and a decrease in Directors and Officers insurance expense. (See Note 7—Share-Based Compensation of the Notes to Consolidated Financial Statements for additional information on Infinity's Stock Option Plan).

Loss on Repurchase of Debt

During 2009, Infinity repurchased $5.0 million of its long-term debt. Infinity recognized a loss of approximately $11,000 on the redemption due to unamortized bond issue costs and unamortized discount on the repurchased bonds.

Restructuring Charges

In October 2006, Infinity announced plans to consolidate certain of its customer service, centralized claims and information technology back-office operations. The objective of the restructuring is to improve service levels and to more consistently and cost effectively manage the operations.

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
Restructuring Charges	$2	$788	$1,693

The $1.7 million charge during 2007 is primarily related to losses on subleases from facilities affected by the restructuring. Infinity incurred an additional $0.8 million in expenses during 2008, $0.4 million of which related to losses on subleases. In 2009, Infinity recognized just $2,000 in restructuring charges as the Company completed its restructuring efforts.

Other Expenses

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
Corporate litigation expense	$ 771	$ 590	$ 636
Loss on sublease	1,447	497	—
Lease buyout	—	—	1,975
Other	1,650	3,482	1,544
Total Other Expenses	$3,868	$4,570	$4,155

2009 COMPARED TO 2008

Other expenses decreased $0.7 million for the twelve-month period ended December 31, 2009 as compared to 2008. The decline is primarily due to a decrease in operating expenses relating to Infinity's retail store initiative, which the company has decided to no longer pursue. The loss on sublease in 2009 was due to the sublet of 11,494 square feet of the Company's Colonnade Park corporate headquarters. Staff reductions and the shift of some operations to the Liberty Park building in 2008 and 2009 freed this space for sublet.

2008 COMPARED TO 2007

Other expenses increased $0.4 million for the twelve-month period ended December 31, 2008 as compared to 2007. The increase is primarily due to a loss on vacated office space as well as operating expenses relating to Infinity's retail store initiative. Beginning in 2006, Infinity launched this program to assess the viability of retail outlets that sell auto insurance coverage and offer other financial services.

Income Taxes

The following table reconciles the Company's U.S. statutory rate and effective tax rate for the periods ending December 31, 2009, 2008 and 2007.

	Twelve Months Ended December 31,		
(in thousands)	2009	2008	2007
U.S. statutory tax rate			
Adjustments:	35.0%	35.0%	35.0%
Dividends received deduction	(0.2)%	(0.3)%	(0.2)%
Tax exempt interest	(2.3)%	(5.2)%	(2.4)%
Adjustment to valuation allowance	3.9%	34.1%	1.5%
Other	0.1%	0.8%	(0.1)%
Effective tax rate	36.5%	64.4%	33.8%

Infinity has recorded a valuation allowance equal to 100% of the available capital loss carryforward. As capital gains are generated, Infinity takes credit for the deferred tax asset and reduces the valuation allowance. In addition, Infinity includes the tax on losses recorded on other-than-temporarily impaired securities in the valuation allowance.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Infinity's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Infinity's system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, Infinity conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2009 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In performing this evaluation, management undertook a review, subsequent to year end 2009, of the Company's negative cash book balance accounting policy and concluded that the policy had not been in conformity with U.S. generally accepted accounting principles solely with respect to instances where no legal right of offset existed between funding institutions. This led the Company to restate its Consolidated Balance Sheets and Consolidated Statements of Cash Flows for the years ending December 31, 2007 and 2008. The Company then evaluated the impact of this restatement and determined that, based on guidance set forth in the Public Company Accounting Oversight Board ("PCAOB") Auditing Standards Number 5, a material weakness existed in internal control over financial reporting and that effective control over financial reporting as of December 31, 2009 had not been maintained.

This report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has remediated the control deficiency discussed above as of February 26, 2010 by amending its accounting policy relating to the classification of negative cash book balances that was in place at December 31, 2009. There were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

BOARD OF DIRECTORS—INFINITY PROPERTY AND CASUALTY CORPORATION

We have audited Infinity Property and Casualty Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Infinity Property and Casualty Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Subsequent to year end 2009, management concluded that its accounting policy regarding the classification of negative cash book balances had not been in conformity with U.S. generally accepted accounting principles solely with respect to instances where no legal right of offset existed between funding institutions. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated February 26, 2010, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Infinity Property and Casualty Corporation has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Ernst + Young LLP

Birmingham, Alabama
February 26, 2010

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS—INFINITY PROPERTY AND CASUALTY CORPORATION

We have audited the accompanying consolidated balance sheets of Infinity Property and Casualty Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Property and Casualty Corporation and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Infinity Property and Casualty Corporation restated its consolidated balance sheet as of December 31, 2008, and the related consolidated statements of cash flows for each of the two years in the period ended December 31, 2008.

As discussed in Note 1 to the consolidated financial statements, Infinity Property and Casualty Corporation changed its method of accounting for impairment of debt securities with the adoption of the guidance originally issued in FASB Staff Position 115-2 and 124-2 Recognition and Presentation of Other-Than-Temporary Impairments (codified in FASB ASC Topic 320 Investments—Debt and Equity Securities) effective April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infinity Property and Casualty Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2010 expressed an adverse opinion thereon.

Ernst + Young LLP

Birmingham, Alabama
February 26, 2010

Consolidated Statements of Earnings

(In thousands, except per share data)

	Twelve Months Ended December 31,				
	2009	2008	% Change	2007	% Change
REVENUES:					
Earned premiums	$848,391	$922,451	(8.0)%	$1,031,564	(10.6)%
Net investment income	49,418	57,950	(14.7)%	67,387	(14.0)%
Realized gains (losses) on investments*	(14,824)	(51,378)	(71.1)%	(3,087)	1,564.3%
Other income	439	1,895	(76.8)%	2,362	(19.8)%
Total revenues	$883,424	$930,918	(5.1)%	$1,098,226	(15.2)%
COSTS AND EXPENSES:					
Losses and loss adjustment expenses	$564,160	$648,410	(13.0)%	$ 727,284	(10.8)%
Commissions and other underwriting expenses	186,468	205,046	(9.1)%	237,481	(13.7)%
Interest expense	11,055	11,071	(0.1)%	11,067	—
Corporate general and administrative expenses	6,713	6,958	(3.5)%	7,843	(11.3)%
Loss on repurchase of debt	11	—	—	—	—
Restructuring cost	2	788	(99.8)%	1,693	(53.5)%
Other expenses	3,868	4,570	(15.4)%	4,155	10.0%
Total costs and expenses	$772,277	$876,843	(11.9)%	$ 989,523	(11.4)%
Earnings before income taxes	111,147	54,075	105.5%	108,703	(50.3)%
Provision for income taxes	40,553	34,818	16.5%	36,759	(5.3)%
Net earnings	$ 70,594	$ 19,257	266.6%	$ 71,944	(73.2)%
EARNINGS PER COMMON SHARE:					
Basic	$ 5.17	$ 1.25	313.6%	$ 3.91	(68.0)%
Diluted	5.09	1.23	313.8%	3.87	(68.2)%
Average number of common shares:					
Basic	13,658	15,452	(11.6)%	18,390	(16.0)%
Diluted	13,870	15,680	(11.5)%	18,605	(15.7)%
Cash dividends per common share	$ 0.48	$ 0.44	9.1%	$ 0.36	22.2%
*Realized gains (losses) before impairment losses	$ 5,026	$ 10,440	(51.9)%	$ 941	1,009.5%
Total OTTI losses	(11,861)	(61,818)	(80.8)%	(4,028)	1,434.7%
Non-credit portion in other comprehensive income	3,783	—	—	—	—
OTTI losses reclassed from other comprehensive income	(11,772)	—	—	—	—
Impairment losses recognized in earnings	$ (19,850)	$ (61,818)	(67.9)%	$ (4,028)	1,434.7%
Total realized gains (losses) on investments	$ (14,824)	$ (51,378)	(71.1)%	$ (3,087)	1,564.3%

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In thousands, except number of shares authorized and outstanding in line description)

	December 31, 2009	December 31, 2008 Restated
ASSETS		
Investments:		
Fixed maturities—at fair value (amortized cost $1,125,776 and $1,024,121)	$1,146,692	$1,032,237
Equity securities—at fair value (cost $31,331 and $31,157)	39,438	31,157
Total investments	$1,186,131	$1,063,394
Cash and cash equivalents	99,700	127,568
Accrued investment income	11,237	11,028
Agents' balances and premium receivable, net of allowances for doubtful accounts of $10,853 and $11,652	295,691	300,751
Property and equipment, net of accumulated depreciation of $42,092 and $49,989	27,916	33,342
Prepaid reinsurance premium	1,536	1,661
Recoverables from reinsurers (includes $316 and $2,898 on paid losses and LAE)	18,031	23,413
Deferred policy acquisition costs	68,839	70,101
Current and deferred income taxes	10,258	20,920
Other assets	9,057	14,779
Goodwill	75,275	75,275
Total assets	$1,803,671	$1,742,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Unpaid losses and LAE	$ 509,114	$ 544,756
Unearned premium	376,068	380,425
Payable to reinsurers	58	954
Long-term debt (fair value $192,309 and $179,063)	194,651	199,567
Commissions payable	18,012	22,568
Payable for securities purchased	17,576	293
Other liabilities	70,032	68,337
Total liabilities	$1,185,511	$1,216,901
Commitments and contingencies (See Note 16)		
Shareholders' equity:		
Common stock, no par value 50,000,000 shares authorized 21,082,139 and 21,041,444 shares issued	$ 21,064	$ 20,999
Additional paid-in capital	344,031	341,889
Retained earnings	541,167	439,051
Accumulated other comprehensive income, net of tax	19,500	5,987
Treasury stock, at cost (7,584,762 and 6,895,262 shares)	(307,602)	(282,594)
Total shareholders' equity	$ 618,160	$ 525,331
Total liabilities and shareholders' equity	$1,803,671	$1,742,232

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net of tax	Treasury Stock	Total
Balance at January 1, 2007	$20,837	$335,708	$361,682	$ (3,206)	$ (50,420)	$ 664,601
Net earnings	$ —	$ —	$ 71,944	$ —	$ —	$ 71,944
Net change in postretirement benefit liability, net of tax	—	—	—	223	—	223
Change in unrealized gain on investments, net of tax	—	—	—	11,336	—	11,336
Comprehensive income						83,504
Dividends paid to common shareholders	—	—	(6,707)	—	—	(6,707)
Shares issued and share-based compensation expense	105	4,487	—	—	—	4,592
Acquisition of treasury stock	—	—	—	—	(144,484)	(144,484)
Other	—	—	(281)	—	—	(281)
Balance at December 31, 2007	$20,942	$340,195	$426,638	$ 8,353	$(194,904)	$ 601,224
Net earnings	$ —	$ —	$ 19,257	$ —	$ —	$ 19,257
Net change in postretirement benefit liability, net of tax	—	—	—	193	—	193
Change in unrealized gain on investments, net of tax	—	—	—	(2,558)	—	(2,558)
Comprehensive income						16,892
Dividends paid to common shareholders	—	—	(6,811)	—	—	(6,811)
Shares issued and share-based compensation expense	56	2,462	—	—	—	2,519
Acquisition of treasury stock	—	—	—	—	(87,690)	(87,690)
Accelerated share repurchase plan settlement payment	—	(768)	—	—	—	(768)
Other	—	—	(34)	—	—	(34)
Balance at December 31, 2008	$20,999	$341,889	$439,051	$ 5,987	$(282,594)	$ 525,331
Net earnings	$ —	$ —	$ 70,594	$ —	$ —	$ 70,594
Net change in postretirement benefit liability, net of tax	—	—	—	(77)	—	(77)
Change in unrealized gain on investments, net of tax	—	—	—	21,525	—	21,525
Non-credit component of impairment losses on fixed maturities, net of tax	—	—	—	16,834	—	16,834
Comprehensive income						108,877
Reclassification of non-credit component of previously recognized impairment losses on fixed maturities	—	—	38,107	(38,107)	—	—
Tax benefit on reclassification	—	—	—	13,338	—	13,338
Dividends paid to common shareholders	—	—	(6,585)	—	—	(6,585)
Shares issued and share-based compensation expense	65	2,142	—	—	—	2,207
Acquisition of treasury stock	—	—	—	—	(25,008)	(25,008)
Balance at December 31, 2009	$21,064	$344,031	$541,167	$ 19,500	$(307,602)	$ 618,160

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)

	Twelve Months Ended December 31,		
	2009	2008 Restated	2007 Restated
OPERATING ACTIVITIES:			
Net earnings	$ 70,594	$ 19,257	$ 71,944
Adjustments:			
Depreciation and amortization	11,036	12,047	9,459
Net realized losses on investing activities	14,824	51,378	3,087
Loss on repurchase of debt	11	—	—
Loss on disposal of property and equipment	144	480	—
Share-based compensation expense	1,321	1,710	1,744
Decrease (increase) in accrued investment income	(208)	2,389	2,731
Decrease (increase) in agents' balances and premium receivable	5,059	33,234	9,080
Decrease (increase) in reinsurance receivables	5,507	6,248	4,701
Decrease (increase) in deferred policy acquisition costs	1,262	5,673	1,062
Decrease (increase) in other assets	9,040	4,185	(4,905)
(Decrease) increase in insurance claims and reserves	(40,000)	(104,465)	2,644
(Decrease) increase in payable to reinsurers	(896)	726	(414)
(Decrease) increase in other liabilities	(2,862)	(28,702)	1,680
Other, net	—	(34)	(281)
Net cash provided by operating activities	$ 74,832	$ 4,126	$ 102,532
INVESTING ACTIVITIES:			
Purchases of and additional investments in:			
Fixed maturities	$ (690,486)	$(687,572)	$(692,353)
Equity securities	(2,087)	(691)	(93,703)
Property and equipment	(4,627)	(18,441)	(21,043)
Maturities and redemptions of fixed maturity investments	159,668	62,850	92,511
Sales:			
Fixed maturities	468,506	778,919	629,432
Equity securities	2,026	—	100,120
Property and equipment	—	24	—
Net cash (used in) provided by investing activities	$ (67,001)	$ 135,089	$ 14,964
FINANCING ACTIVITIES:			
Proceeds from stock option exercise and employee stock purchase plan, including tax benefit	887	809	2,848
Accelerated share repurchase plan settlement payment	—	(768)	—
Repurchase of debt	(4,975)	—	—
Acquisition of treasury stock	(25,026)	(87,397)	(144,881)
Dividends paid to shareholders	(6,585)	(6,811)	(6,707)
Net cash used by financing activities	$ (35,699)	$ (94,167)	$(148,740)
Net (decrease) increase in cash and cash equivalents	$ (27,868)	$ 45,047	$ (31,244)
Cash and cash equivalents at beginning of period	127,568	82,520	113,763
Cash and cash equivalents at end of period	$ 99,700	$ 127,568	$ 82,520

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(December 31, 2009)

INDEX TO NOTES

NOTE 1 SIGNIFICANT REPORTING AND ACCOUNTING POLICIES

Nature of Operations

Infinity Property and Casualty Corporation ("Infinity" or the "Company") was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. ("AFG") to acquire and conduct, as a separate public company, AFG's personal insurance business written through independent agents. At December 31, 2002, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Infinity Casualty Insurance Company, Infinity Insurance Company, Infinity Auto Insurance Company and Infinity Standard Insurance Company (collectively the "NSA Group"). Although Infinity was formed in 2002, the NSA Group has been writing auto insurance since 1955. Infinity currently writes nonstandard personal auto insurance, monoline commercial vehicle insurance and classic collector automobile insurance. Nonstandard personal auto insurance accounts for 89% of Infinity's total gross written premium and is primarily written in eight states. Approximately 59% of the nonstandard personal auto gross written premium was written in the state of California during 2009.

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business (the "Assumed Agency Business") written through agents by Great American Insurance Company ("GAI"). Infinity assumed $0.1 million in premium from GAI for the twelve months ended December 31, 2009. The Company assumed $13.9 million of total unpaid losses and LAE for GAI at December 31, 2009.

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of Infinity and its subsidiaries as of and for the twelve-month periods ended December 31, 2009, December 31, 2008 and December 31, 2007. These financial statements reflect certain adjustments necessary for a fair presentation of Infinity's results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances.

Infinity has evaluated subsequent events through February 26, 2010, the date at which the company's financial statements were issued.

Schedules may not foot due to rounding.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Restatements and Reclassifications

Infinity has restated prior period cash and cash equivalent balances due to the improper accounting treatment of negative cash book balances. A discussion of the restatement follows.

Infinity's cash management and banking structure is set up as follows:

- Claim checks are issued from a controlled disbursement, zero balance account (ZBA) that is funded daily from an operating account as checks are presented to the bank for payment.
- In addition to its existing balance, the operating account receives funds daily from premium payments the Company receives.
- Cash in excess of what the Company deems to be a necessary balance is transferred from the operating account and invested in liquid short-term investments upon which interest is earned. These short-term investments are not held in the same banking institution as the operating account.
- The balance in the operating account is monitored daily and when needed, funds from the Company's liquid short-term investments are transferred on the same day the Company needs to fund the ZBA.

Because Infinity utilizes a ZBA for more effective cash management, checks that are issued to settle insurance claims result in a negative cash book balance. Previously, for accounting presentation purposes, these amounts were netted against short-term investments and presented in the line item, "Cash and cash equivalents" on the balance sheet. However, because Infinity's operating and short-term investment bank accounts are held at different institutions, no legal right of offset exists between the accounts. Accordingly, Infinity has reclassed the negative cash book balances to the "Other Liabilities" line item and restated its balance sheets and cash flow statements for all years presented.

The amount of negative cash book balances that were reclassed by period are as follows (in thousands):

		Unaudited	
December 31, 2005	$ 8,712	1st Quarter 2009	$35,752
December 31, 2006	$ 4,577	2nd Quarter 2009	$26,905
December 31, 2007	$35,689	3rd Quarter 2009	$25,882
December 31, 2008	$18,294		

The effect of the correction by financial statement line item is presented below (in thousands):

	2007		2008	
	Original	Restated	Original	Restated
CONSOLIDATED BALANCE SHEETS:				
Cash and cash equivalents	Not presented	Not presented	$ 109,274	$ 127,568
Total assets	Not presented	Not presented	1,723,938	1,742,232
Other liabilities	Not presented	Not presented	50,042	68,337
Total liabilities	Not presented	Not presented	$1,198,607	$1,216,901
CONSOLIDATED STATEMENT OF CASH FLOWS:				
Cash and cash equivalents	$ 46,831	$ 82,520	$ 109,274	$ 127,568
Net cash provided by operating activities	$ 71,420	$ 102,532	$ 21,521	$ 4,126
SELECTED FINANCIAL DATA:				
Cash and investments	$1,323,312	$1,359,002	$1,172,668	$1,190,962
Total assets	1,916,610	1,952,300	1,723,938	1,742,232
Total liabilities	$1,315,386	$1,351,075	$1,198,607	$1,216,901

The effect of the correction on unaudited 2009 quarterly results by financial statement line item is presented below (in thousands):

	1st Quarter 2009		2nd Quarter 2009		3rd Quarter 2009	
	Original	Restated	Original	Restated	Original	Restated
CONSOLIDATED BALANCE SHEETS:						
Cash and cash equivalents	$ 93,726	$ 129,478	$ 122,241	$ 149,146	$ 104,215	$ 130,097
Total assets	1,729,904	1,765,656	1,753,151	1,780,056	1,818,706	1,844,588
Other liabilities	46,067	81,819	47,860	74,765	45,959	71,841
Total liabilities	$1,200,266	$1,236,018	$1,192,938	$1,219,843	$1,226,050	$1,251,932
CONSOLIDATED STATEMENTS OF CASH FLOWS:						
Net cash provided by operating activities	$ 18,115	$ 35,572	$ 14,751	$ 5,905	$ 21,035	$ 20,012

These restatements had no effect on total shareholders' equity or net earnings as previously reported.

Certain 2007 and 2008 amounts have been reclassified from the prior year financial statements to conform to the 2009 presentation. These reclassifications had no effect on total shareholders' equity, net cash flow or net earnings as previously reported.

Investments

All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains or losses reported after-tax as a separate component of shareholders' equity. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Premium and discounts on mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMO"), collateralized loan obligations ("CLO") and asset-backed securities ("ABS") are treated as a yield adjustment over the estimated life of the securities, adjusted for anticipated prepayments, using the interest method. Prepayment assumptions are based on data from widely accepted third-party data sources or internal estimates. The amortized cost and effective yield of the security are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. For high credit quality MBS and ABS (those rated AA or above at the time of purchase), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For MBS and ABS rated below AA, the yield is adjusted prospectively for any changes in estimated cash flows.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other-than-temporary ("OTTI") the cost basis of that investment is reduced. For fixed maturity securities that are other-than-temporarily impaired, Infinity assesses its intent to sell and the likelihood that the company will be required to sell the security before recovery of its amortized cost. If a fixed maturity security is considered other-than-temporarily impaired but the company does not intend to and is not more than likely to be required to sell the security prior to its recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The credit loss component of an impairment charge on a fixed maturity security is determined by the excess of the amortized cost over the present value of the expected cash flows. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows varies depending on the type of security. The credit loss component of an impairment charge is recognized in net earnings while the non-credit component is recognized in accumulated other comprehensive income.

Securities having a market value of approximately $40.4 million at December 31, 2009 were on deposit as required by regulatory authorities.

Cash and Cash Equivalents

Highly liquid investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

Reinsurance

Infinity's insurance subsidiaries cede reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, Infinity's insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Infinity's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies-in-force. Infinity's insurance subsidiaries also assume reinsurance, primarily from AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs ("DPAC")

Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of premium writings are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income. Each quarter, the Company evaluates the recoverability of these costs. The DPAC amortization expense recognized in the Consolidated Statements of Earnings during 2009, 2008 and 2007 was $70.1 million, $75.8 million and $76.8 million, respectively.

Goodwill

In accordance with the Goodwill topic of the FASB Accounting Standards Codification ("FASC"), Infinity performs impairment test procedures for goodwill on an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare the result to its carrying value and record the amount of any shortfall as an impairment charge.

Infinity performed this test as of September 30, 2009 using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. Infinity's cash flow projections rely on assumptions that are subject to uncertainty, including premium growth, loss and loss adjustment expense ratios, interest rates and capital requirements.

The September 30, 2009 test results indicated that the fair value of Infinity's goodwill exceeded its carrying value and there was no impairment charge required at that date. Additionally, there was no indication of impairment at December 31, 2009.

Unpaid Losses and Loss Adjustment Expenses ("LAE")

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and LAE have not been reduced for reinsurance recoverables. Changes in estimates of the liabilities for losses and LAE are reflected in the Consolidated Statements of Earnings in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and LAE are adequate.

Notes to Consolidated Financial Statements *(continued)*

(December 31, 2009)

Premium and Receivables

Insurance premium written is earned over the terms of the policies on a pro rata basis. Unearned premium represents that portion of premium written which is applicable to the unexpired terms of policies-in-force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premium is based on reports received from such companies and organizations. Infinity provides insurance and related services to individuals and small commercial accounts throughout the United States and offers a variety of payment plans. Infinity establishes an allowance for doubtful accounts based on the relationship, on a policy basis, between receivables and unearned premium, or an aging analysis of past due balances. Premium due from insureds is charged off if not collected within 90 days of the policies' expiration or cancellation dates. However, even after premium is charged off, attempts to collect the premium continue.

Income Taxes

Infinity files a consolidated federal income tax return, which includes all 80% and greater owned U.S. subsidiaries. Infinity and its 80% and greater owned subsidiaries are parties to a tax allocation agreement which designates how tax payments are shared by members of the tax group. In general, each subsidiary agrees to pay Infinity taxes computed on a separate company taxable income basis. Infinity agrees to pay each subsidiary for the tax benefit, if any, of net losses used by other members of the consolidated group.

Deferred income taxes are calculated using the "asset and liability method." Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated on the balance sheet.

Property and Equipment

Property and equipment balances are reported at cost less accumulated depreciation. Property and equipment, which consists of land, a building, leasehold improvements, computer equipment and furniture and fixtures, was $27.9 million at December 31, 2009, net of accumulated depreciation of $42.1 million. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Property and equipment is a separate line item on the Consolidated Balance Sheets and the related expenses are allocated to one or more of the following line items on the Consolidated Statements of Earnings depending on the asset: losses and LAE, commission and other underwriting expenses, corporate general and administrative expense or other expenses.

Benefit Plans

Infinity provides retirement benefits to qualified employees and healthcare and life insurance benefits to eligible retirees. Infinity also provides post-employment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

In September 2006, the FASC Retirement Benefits topic was revised to require plan sponsors of defined pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statements of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statements of financial position, and provide additional disclosures. On December 31, 2006, Infinity adopted the recognition and disclosure provisions of this change and the effect of adoption on Infinity's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. As required by the codification, Infinity changed the measurement date for its postretirement benefit plan from September 30 to December 31 for its 2008 financial statements and recorded an adjustment to retained earnings of approximately $50,000, pre-tax.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) approved its Accounting Standards Codification (ASC) (Codification) as the single source of authoritative accounting principles recognized by the FASB. Codification does not create new accounting and reporting standards but reorganizes their structure. The Company adopted this standard for its interim reporting period ended September 30, 2009 and the adoption had no material impact on the Company's financial statements.

For periods ending after June 15, 2009, Infinity adopted the authoritative guidance in the FASC Subsequent Events topic, which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of this standard had no material impact on the Company's financial statements.

For periods ending after June 15, 2009, Infinity adopted the authoritative guidance in the FASC Fair Value Measurements and Disclosures topic, which requires disclosures about the fair value of financial instruments for interim reporting periods. This codification also provides additional guidance in determining fair value when the volume and level of activity for the asset or liability has significantly decreased. The adoption had no material impact on the Company's financial statements.

For periods ending after June 15, 2009, Infinity adopted the authoritative guidance in the FASC Investments—Debt and Equity Securities topic, which states that, if a fixed maturity security is considered other-than-temporarily impaired but the company does not intend to and is not more than likely to be required to sell the security prior to its recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The credit loss portion, which is the difference between the security's amortized cost and the present value of expected future cash flows, is recognized in earnings. The amount due to all other factors is recognized in other comprehensive income, net of tax. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. As a result of the adoption, Infinity recorded a cumulative effect adjustment of $38.1 million to reclassify the non-credit component of previously recognized impairments from retained earnings to accumulated other comprehensive income.

Additional disclosures required by this standard are contained in Note 3 to the Consolidated Financial Statements.

NOTE 2 FAIR VALUE

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 99,700	$ —	$ —	$ 99,700
Available-for-sale securities				
Fixed maturities	191,261	918,128	37,302	1,146,692
Equity securities	39,438	1	—	39,438
Total assets	$330,399	$918,129	$37,302	$1,285,831
Percentage of total	25.7%	71.4%	2.9%	100.0%

Level 1 includes cash and cash equivalents, U.S. Treasury securities and an exchange-traded fund that makes up Infinity's equity portfolio. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities that are not rated by a nationally recognized statistical rating organization.

The following table presents the changes in the Level 3 fair value category for the twelve months ended December 31, 2009 (in thousands):

Balance at beginning of period	$ 45,556
Total gains or losses (realized or unrealized)	
Included in net earnings	(3,331)
Included in other comprehensive income	4,888
Purchases, sales, issuances and settlements	1,978
Transfers in to Level 3	1,671
Transfers out of Level 3	(13,460)
Balance at December 31, 2009	$ 37,302

The gains or losses included in net earnings are included in the line item realized gains (losses) on investments on the Consolidated Statements of Earnings.

Of the $37.3 million fair value of securities in Level 3, which consists of 22 securities, 18 are priced based on non-binding broker quotes or prices from various outside sources. When there are multiple prices obtained for the same security, a hierarchy is used that determines the best price, which is used as the basis for the fair value presented in the financial statements. The remaining four securities, which have a fair value of $4.0 million, are manually calculated based on expected principal repayments from Bloomberg, the zero spot Treasury curve at December 31, 2009 and the average spreads to Treasury for the type and rating of the security being priced.

The following table presents the carrying value and estimated fair value of Infinity's financial instruments (in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
ASSETS:				
Cash and cash equivalents	$ 99,700	$ 99,700	$ 127,568	$ 127,568
Available-for-sale securities				
Fixed maturities	1,146,692	1,146,692	1,032,237	1,032,237
Equity securities	39,438	39,438	31,157	31,157
Total assets	$1,285,831	$1,285,831	$1,190,962	$1,190,962
LIABILITIES:				
Long-term debt	$ 194,651	$ 192,309	$ 199,567	$ 179,063

See Note 3 of the Consolidated Financial Statements for additional information on investments and Note 4 for additional information on long-term debt.

NOTE 3 INVESTMENTS

All fixed maturity and equity securities are considered available-for-sale and reported at fair value with the net unrealized gains or losses reported after-tax (net of any valuation allowance) as a component of other comprehensive income. The proceeds from sales of securities for the twelve months ended December 31, 2009 were $470.5 million. Proceeds from sales of securities for the twelve months ended December 31, 2008 were $778.9 million.

Summarized information for the major categories of Infinity's investment portfolio follows (in thousands):

	December 31, 2009				
	Amortized Cost or Cost	Gross Unrealized Gains	Gross Temporary Unrealized Losses	Other-than-Temporary Impairment Recognized in Accumulated OCI	Fair Value
FIXED MATURITIES:					
U.S. government	$ 187,915	$ 4,063	$ (717)	$ —	$ 191,261
Government-sponsored entities	56,344	790	(118)	—	57,015
State and municipal	342,696	9,020	(1,640)	—	350,076
Mortgage-backed securities:					
Residential	149,354	3,549	(36)	—	152,867
Commercial	53,338	637	(49)	—	53,926
Total mortgage-backed securities	$ 202,692	$ 4,186	$ (85)	$ —	$ 206,793
Collateralized mortgage obligations	65,249	619	(387)	(901)	64,580
Asset-backed securities	6,760	41	(71)	(5)	6,726
Corporates	264,120	8,190	(696)	(1,374)	270,241
Total fixed maturities	$1,125,776	$26,909	$(3,714)	$(2,279)	$1,146,692
Equity securities	31,331	8,108	—	—	39,438
Total	$1,157,107	$35,017	$(3,714)	$(2,279)	$1,186,131

Notes to Consolidated Financial Statements *(continued)*

(December 31, 2009)

	December 31, 2008			
	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FIXED MATURITIES:				
U.S. government	$ 159,031	$ 9,232	$ —	$ 168,263
Government-sponsored entities	33,210	1,652	—	34,861
State and municipal	217,951	4,344	(1,696)	220,598
Mortgage-backed securities:				
Residential	129,664	5,268	—	134,932
Commercial	37,754	59	(2,325)	35,488
Total mortgage-backed securities	$ 167,419	$ 5,327	$ (2,325)	$ 170,420
Collateralized mortgage obligations	162,100	1,199	(5,680)	157,619
Asset-backed securities	22,926	28	(375)	22,578
Corporates	261,486	3,218	(6,807)	257,898
Total fixed maturities	$1,024,121	$25,000	$(16,883)	$1,032,237
Equity securities	31,157	—	—	31,157
Total	$1,055,278	$25,000	$(16,883)	$1,063,394

The following table sets forth the amount of unrealized loss by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less than 12 Months				12 Months or More			
December 31, 2009	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Loss as % of Cost	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Loss as % of Cost
FIXED MATURITIES:								
U.S. government	11	$ 46,288	$ (717)	1.5%	—	$ —	$ —	0.0%
Government-sponsored entities	2	23,440	(118)	0.5%	—	—	—	0.0%
State and municipal	39	98,053	(1,640)	1.6%	—	—	—	0.0%
Mortgage-backed securities:								
Residential	5	26,305	(36)	0.1%	—	—	—	0.0%
Commercial	8	11,742	(49)	0.4%	—	—	—	0.0%
Total mortgage-backed securities	13	$ 38,047	$ (85)	0.2%	—	$ —	$ —	0.0%
Collateralized mortgage obligations	5	17,916	(131)	0.7%	7	14,133	(1,157)	7.6%
Asset-backed securities	1	576	(1)	0.2%	3	536	(75)	12.2%
Corporate	32	57,203	(768)	1.3%	18	8,117	(1,301)	13.8%
Total fixed maturities	103	$281,523	$(3,460)	1.2%	28	$22,786	$(2,533)	10.0%
Equity securities	—	—	—	0.0%	—	—	—	0.0%
Total	103	$281,523	$(3,460)	1.2%	28	$22,786	$(2,533)	10.0%

December 31, 2008	Less than 12 Months Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Loss as % of Cost	12 Months or More Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Loss as % of Cost
FIXED MATURITIES:								
U.S. government	—	$ —	$ —	0.0%	—	$ —	$ —	0.0%
Government-sponsored entities	—	—	—	0.0%	—	—	—	0.0%
State and municipal	31	57,901	(1,696)	2.9%	—	—	—	0.0%
Mortgage-backed securities:								
Residential	—	—	—	0.0%	—	—	—	0.0%
Commercial	8	28,101	(2,325)	7.6%	—	—	—	0.0%
Total mortgage-backed securities	8	$ 28,101	$ (2,325)	7.6%	—	$ —	$ —	0.0%
Collateralized mortgage obligations	14	56,556	(5,680)	9.1%	—	—	—	0.0%
Asset-backed securities	14	5,257	(369)	7.0%	2	698	(6)	0.9%
Corporate	93	114,945	(6,447)	5.3%	4	3,613	(360)	9.1%
Total fixed maturities	160	$262,759	$(16,518)	5.9%	6	$4,311	$(366)	7.8%
Equity securities	—	—	—	0.0%	—	—	—	0.0%
Total	160	$262,759	$(16,518)	5.9%	6	$4,311	$(366)	7.8%

Gross unrealized losses at December 31, 2009 are primarily attributable to the following:

- Unrealized losses on municipal bonds as the credit ratings of several municipal bond insurers have been downgraded or placed under review by nationally recognized statistical rating organizations. These downgrades are a result of a perceived weakening of the insurers' financial strength as a result of losses incurred on mortgage-backed and asset-backed securities due to the sub-prime mortgage crisis;
- Unrealized losses on government securities due to increasing yields;
- A $1.3 million non-credit impairment loss on an investment grade corporate bond with a fair value of $1.3 million.
- Unrealized losses in collateralized mortgage obligations, particularly in non-GSE Whole Loan securities which have declined in value due to widening credit spreads-to-Treasury securities for non-GSE collateralized mortgage obligations;

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

- whether the unrealized loss is credit-driven or a result of changes in market interest rates;
- the length of time the security's market value has been below its cost;
- the extent to which fair value is less than cost basis;
- the intent to sell the security;
- whether it is more likely than not that there will be a requirement to sell the security before its anticipated recovery;
- historical operating, balance sheet and cash flow data contained in issuer SEC filings;
- issuer news releases;

- near-term prospects for improvement in the issuer and/or its industry;
- industry research and communications with industry specialists; and
- third-party research and credit rating reports.

Management regularly evaluates its investment portfolio for potential impairment by evaluating each security position that has any of the following: a fair value of less than 95% of its book value, an unrealized loss that equals or exceeds $100,000 or one or more impairment charges recorded in the past. In addition, management reviews positions held related to an issuer of a previously impaired security.

	December 31,	
	2009	2008
Number of positions held with unrealized:		
Gains	413	229
Losses	131	166
Number of positions held that individually exceed unrealized:		
Gains of $500,000	4	9
Losses of $500,000	1	5
Percentage of positions held with unrealized:		
Gains that were investment grade	76%	96%
Losses that were investment grade	78%	80%
Percentage of fair value held with unrealized:		
Gains that were investment grade	94%	99%
Losses that were investment grade	95%	94%

The following table sets forth the amount of unrealized loss by age and severity at December 31, 2009 (in thousands):

Age of Unrealized Loss:	Fair Value of Securities with Unrealized Losses	Total Gross Unrealized Losses	Less than 5%*	5%–10%*	Total Gross Greater than 10%*
Less than or equal to:					
Three months	$258,414	$(2,650)	$(2,210)	$ (338)	$ (102)
Six months	12,908	(250)	(250)	—	—
Nine months	10,202	(559)	(34)	(496)	(30)
Twelve months	2,247	(62)	(52)	(10)	—
Greater than twelve months	20,539	(2,470)	(188)	(234)	(2,048)
Total	$304,310	$(5,992)	$(2,734)	$(1,078)	$(2,180)

As compared to amortized cost or cost.

The changes in unrealized gains or losses on marketable securities, which is included in the Consolidated Statements of Changes in Shareholders' Equity, for the twelve months ended December 31, 2009, 2008 and 2007 is detailed below (in thousands):

	Pre-Tax			
	Fixed Maturities[1]	Equity Securities	Tax Effects	Net
Year ended December 31, 2009				
Unrealized holding gains (losses) on securities arising during the period	$ 35,971	$ 8,220	$(15,467)	$ 28,724
Realized (gains) losses included in net earnings	(4,914)	(112)	1,759	(3,267)
Impairment losses recognized in earnings	19,850	—	(6,948)	12,903
Change in unrealized gain (loss) on marketable securities, net	$ 50,907	$ 8,108	$(20,655)	$ 38,360
Year ended December 31, 2008				
Unrealized holding gains (losses) on securities arising during the period	$(36,104)	$(19,210)	$ 19,360	$(35,954)
Realized (gains) losses included in net earnings	32,788	18,590	(17,982)	33,396
Change in unrealized gain (loss) on marketable securities, net	$ (3,316)	$ (621)	$ 1,378	$ (2,558)
Year ended December 31, 2007				
Unrealized holding gains (losses) on securities arising during the period	$ 12,909	$ 1,444	$ (5,024)	$ 9,329
Realized (gains) losses included in net earnings	6,360	(3,273)	(1,080)	2,007
Change in unrealized gain (loss) on marketable securities, net	$ 19,269	$ (1,829)	$ (6,104)	$ 11,336

(1) Excludes $38.1 million reclass of the non-credit component of previously recognized impairments from retained earnings to accumulated other comprehensive income on April 1, 2009 as part of the adoption of FASB ASC 320-10-65.

For fixed maturity securities that are other-than-temporarily impaired, Infinity assesses its intent to sell and the likelihood that the company will be required to sell the security before recovery of its amortized cost. If a fixed maturity security is considered other-than-temporarily impaired but the company does not intend to and is not more than likely to be required to sell the security prior to its recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The credit loss component of an impairment charge on a fixed maturity security is determined by the excess of the amortized cost over the present value of the expected cash flows. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows varies depending on the type of security. The credit loss component of an impairment charge is recognized in net earnings while the non-credit component is recognized in accumulated other comprehensive income.

The following table is a progression of credit losses on fixed maturity securities for which a portion was recognized in accumulated other comprehensive income (in thousands):

Balance at April 1, 2009	$ 1,635
Additional credit impairments on:	
Previously impaired securities	3,153
Securities without prior impairments	8,627
Reductions for securities sold	(10,387)
Additions for previously all credit	114
Other adjustments[1]	(5)
Balance at December 31, 2009	$ 3,136

(1) Other adjustments include reductions to the beginning balance for securities that no longer have a non-credit component.

The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2009, based on their fair values (in thousands). Securities that do not have a single maturity date are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Fair Value				Amortized Cost
Maturity	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities	All Fixed Maturity Securities
One year or less	$ 52,768	$ —	$ —	$ 52,768	$ 52,134
After one year through five years	382,278	124,318	2,420	509,017	496,737
After five years through ten years	136,753	76,553	—	213,307	210,141
After ten years	61,272	32,230	—	93,502	92,062
MBS, CMO and ABS	200,307	71,208	6,584	278,099	274,701
Total	$833,379	$304,310	$9,004	$1,146,692	$1,125,776

Net Investment Income

The following table shows investment income earned and investment expenses incurred by Infinity (in thousands):

	Twelve Months Ended December 31,		
	2009	2008	2007
INVESTMENT INCOME:			
Interest income on fixed maturities, cash and cash equivalents	$50,567	$58,909	$68,359
Dividends on equity securities	782	871	1,190
Gross investment income	$51,349	$59,780	$69,549
Investment expenses	(1,930)	(1,830)	(2,162)
Net investment income	$49,418	$57,950	$67,387

NOTE 4 LONG-TERM DEBT

In February 2004, Infinity issued $200.0 million principal of senior notes due February 2014 (the "Senior Notes"). The Senior Notes accrue interest at an effective yield of 5.55% and bear a coupon of 5.5%, payable semiannually. At the time the notes were issued, Infinity capitalized $2.1 million of debt issuance costs, which are being amortized over the term of the Senior Notes. During 2009, Infinity repurchased $5.0 million of its debt, bringing the outstanding principle to $195.0 million. The December 31, 2009 fair value of $192.3 million was calculated using a 204 basis point spread to the ten-year U.S. Treasury Note of 3.839%.

Interest paid by Infinity on long-term debt was $11.1 million for the twelve months ended December 31, 2009. Interest paid by Infinity on long-term debt was $11.0 million for each of the twelve months ended December 31, 2008 and 2007.

In August 2008, Infinity entered into an agreement for a $50 million three-year revolving credit facility (the "Credit Agreement") that requires Infinity to meet certain financial and other covenants. Infinity is currently in compliance with all covenants under the Credit Agreement. At December 31, 2009 and 2008 there were no borrowings outstanding under the Credit Agreement.

NOTE 5 INCOME TAXES

Taxes paid by Infinity in the years 2009, 2008 and 2007 were $37.0 million, $22.7 million and $39.7 million, respectively. The following is a reconciliation of income taxes at the statutory rate of 35.0% and income taxes as shown in the Consolidated Statement of Earnings (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Earnings before income taxes	$111,147	$54,075	$108,703
Income taxes at statutory rate	38,902	18,926	38,046
Effect of:			
Dividends-received deduction	(163)	(181)	(225)
Tax-exempt interest	(2,566)	(2,810)	(2,586)
Adjustment to valuation allowance	4,347	18,430	1,622
Other	33	453	(98)
Provision for income taxes as shown on the Consolidated Statements of Earnings	$ 40,553	$34,818	$ 36,759
GAAP effective tax rate	36.5%	64.4%	33.8%

The total income tax provision (benefit) consists of (in thousands):

	2009	2008	2007
Current	$41,801	$27,085	$33,207
Deferred	(1,248)	7,733	3,552
Provision for income taxes	$40,553	$34,818	$36,759

The Infinity consolidated tax group generated capital losses in 2007 and in 2009. The tax benefit of the capital loss carryforwards at December 31, 2009 is (in thousands):

	Expiring	Amount
Capital loss carryforward	2012	$3,118
Capital loss carryforward	2014	$2,906

As of December 31, 2009, deferred taxes relating to the capital loss carryforwards and the OTTI reserve have been fully offset by a valuation allowance. Therefore, in the future, the tax benefit from the utilization of any of these capital loss carryforwards or any change in the OTTI reserve will be reflected in current tax expense and will impact the effective tax rate calculation for that period.

Notes to Consolidated Financial Statements *(continued)*

(December 31, 2009)

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets were as follows (in thousands):

	Twelve Months Ended December 31,	
	2009	2008
DEFERRED TAX ASSETS:		
Discount on loss reserves	$ 10,297	$ 11,022
Unearned premium reserve	26,217	26,534
Net capital loss carryforward	6,024	3,118
Investment securities—basis differences OTTI	8,118	20,013
Bad debts	3,798	4,078
Accrued bonuses	1,285	572
Other	9,320	7,585
Subtotal	$ 65,059	$ 72,922
Valuation allowance for capital loss carryforward	(6,024)	(3,118)
Valuation allowance for OTTI	(8,118)	(20,013)
Valuation allowance for deferred tax assets	(302)	(302)
	$ 50,615	$ 49,489
DEFERRED TAX LIABILITIES:		
Deferred policy acquisition costs	$ (24,094)	$ (24,535)
Investment securities—unrealized gains	(10,159)	(2,841)
Other	(1,178)	(796)
Subtotal	$ (35,430)	$ (28,172)
Net deferred tax assets	$ 15,185	$ 21,317
Current income taxes payable	(4,927)	(397)
Current and deferred income taxes	$ 10,258	$ 20,920

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization of the net capital loss carryforward and the portion of the basis difference on securities relating to the OTTI reserve. Factors considered in assessing the need for a valuation allowance for ordinary or capital loss items include: (i) the likelihood of generating larger amounts of taxable income in the future to allow for the utilization of deductible temporary differences, (ii) sufficient operating income in prior years against which operating loss carrybacks could be utilized and (iii) opportunities to generate taxable income from sales of appreciated assets to allow for the utilization of net capital loss carryovers. The likelihood of realizing deferred tax assets is reviewed periodically; any adjustment required to the valuation allowance is made in the period in which the developments on which they are based become known.

Infinity did not have any gross unrecognized tax benefits that would exceed a materiality threshold and therefore, there was no reduction to Retained Earnings in Infinity's Consolidated Balance Sheets at January 1, 2008. During 2009, there were no material changes that resulted in the gross unrecognized tax benefit exceeding the materiality threshold as of December 31, 2009.

In June 2008, the Internal Revenue Service began an examination of the 2005 tax year, which was later expanded to include the 2006 tax year. In December 2008, the examination was completed with one issue identified, which related to whether corporate litigation losses are deductible for tax purposes when reserved or when paid. The Company filed a protest regarding this issue with the Internal Revenue Service and the appeals settlement was finalized in September 2009. The appeals settlement did not have a material impact on Infinity's financial position.

No notice has been received for the 2007 or 2008 tax year.

NOTE 6 COMPUTATIONS OF EARNINGS PER SHARE

The following table illustrates Infinity's computations of basic and diluted earnings per common share (in thousands, except per share figures):

	Twelve Months Ended December 31,		
	2009	2008	2007
Net earnings	$70,594	$19,257	$71,944
Basic average shares outstanding	13,658	15,452	18,390
Basic earnings per share	$ 5.17	$ 1.25	$ 3.91
Basic average shares outstanding	13,658	15,452	18,390
Restricted stock not vested	72	72	30
Dilutive effect of assumed option exercises	136	155	185
Dilutive effect of performance shares	3	—	—
Average diluted shares outstanding	13,870	15,680	18,605
Diluted earnings per share	$ 5.09	$ 1.23	$ 3.87

NOTE 7 SHARE-BASED COMPENSATION

Restricted Stock Plan

Infinity's Amended Restricted Stock Plan was established in 2002 and amended on July 31, 2007. There are 500,000 shares of Infinity common stock reserved for issuance under the Amended Restricted Stock Plan, of which 206,609 shares have been issued as of December 31, 2009. The fair value of shares issued under Infinity's Restricted Stock Plan is expensed over the vesting periods of the awards based on the market value of Infinity's stock on the date of grant.

The following table sets forth the restricted stock activity for the year ended December 31, 2009:

Restricted Stock	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2009	72,234	$44.04
Granted	—	—
Vested	—	—
Forfeited	—	—
Non-vested as of December 31, 2009	72,234	$44.04

On July 31, 2007, Infinity's Compensation Committee (the "Committee") approved the grant of 72,234 shares of restricted stock to certain officers under the Company's Amended 2002 Restricted Stock Plan. These shares of restricted stock will vest in full on July 31, 2011. During the vesting period, the shares of restricted stock will not have voting rights and will accrue dividends, which will not be paid until the shares have vested. The restricted shares are treated as issued and outstanding for calculation of diluted earnings per share only. Until fully vested, the shares will not be considered issued and outstanding for purposes of the basic earnings per share calculation.

The amount of expense recorded in the Consolidated Statements of Earnings related to the grant of restricted stock was $0.8 million, $0.8 million and $0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Non-Employee Directors' Stock Ownership Plan

In May 2005, Infinity's shareholders approved the Non-Employee Directors' Stock Ownership Plan ("Directors' Plan"). The purposes of the Directors' Plan is to include Infinity common stock as part of the compensation provided to its non-employee directors and to provide for stock ownership requirements for Infinity's non-employee directors. There are 200,000 shares of Infinity common stock reserved for issuance under the Directors' Plan, of which 29,630 shares have been issued as of December 31, 2009. Under the terms of the Directors' Plan, shares are granted on or about June 1 of each year and are restricted from sale or transfer by any recipient for six months from the date of grant.

In June of 2009, 2008 and 2007, 9,583, 7,494 and 5,658 shares of Infinity common stock, valued pursuant to the plan at $350,000, $300,000 and $300,000, respectively, were issued to Infinity's non-employee directors.

Employee Stock Purchase Plan

Infinity established the Employee Stock Purchase Plan ("ESPP") in 2004. Under this plan, all eligible full-time employees may purchase shares of Infinity common stock at a 15% discount to the current market price. Employees may allocate up to 25% of their base salary with a maximum annual participation amount of $25,000. If a participant sells any shares purchased under the plan within one year, that employee is precluded from participating in the plan for one year from the date of sale. The source of shares issued to participants is treasury shares and/or authorized but previously unissued shares. The maximum number of shares which may be issued under the ESPP may not exceed 1,000,000, of which 37,448 have been issued as of December 31, 2009. Infinity's ESPP is qualified under Section 423 of the Internal Revenue Code of 1986, as amended. The 15% market discount for shares purchased during 2009, 2008 and 2007 approximated $32,800, $42,600 and $40,700, respectively, and was recognized as compensation expense in the Consolidated Statements of Earnings in each period. Participants' shares are treated as issued and outstanding for earnings per share calculations.

Performance Share Plan

On May 20, 2008, Infinity's shareholders approved the Performance Share Plan (the "Plan"). The purpose of the Plan is to further align the interest of management with the long-term shareholders of the Company by including performance-based compensation, payable in shares of common stock, as a component of an executive's compensation. The Plan is administered by the Compensation Committee ("Committee"), which is composed solely of three outside directors as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. No member of the Committee, while serving as such, is eligible to be granted performance share units. The Committee will (i) establish the performance goals, which may include but are not limited to, combined ratio, premium growth, growth within certain specific geographic areas and earnings per share or return on equity over the course of the upcoming three-year period (a "Performance Measurement Cycle"), (ii) determine the Plan participants, (iii) set the performance share units to be awarded to such participants, and (iv) set the rate at which performance share units will convert to shares of common stock based upon attainment of the performance goals. The number of shares of common stock that may be issued under the Plan is limited to 500,000 shares. No shares have been issued under this plan.

During 2008, $0.2 million of expense was recognized in the Consolidated Statements of Earnings for the 2008 Performance Share Plan. A review of the 2008 Performance Share Plan during 2009 indicated that significantly fewer performance share units are expected to be awarded than originally estimated. Accordingly, Infinity did not record any further expense for the plan during 2009.

During the twelve months ended December 31, 2009 Infinity recognized approximately $0.4 million of expense in the Consolidated Statements of Earnings related to the 2009 Performance Share Plan.

Stock Option Plan

Infinity's Stock Option Plan (the "SOP") was established with 2,000,000 shares (subject to anti-dilution provisions) of Infinity common stock reserved for issuance under the SOP. The Committee administers the plan. Each member of the Committee is an "outside director," as such term is defined under Section 162(m) of the Code, as a "Non-Employee Director" as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

Infinity's Stock Option Plan ("SOP") was restated on May 20, 2008 to prohibit any future grant of stock options from the plan after that date. No options have been granted since 2004. Options were generally granted with an exercise price equal to the closing price of Infinity's stock at the date of grant and have a 10-year contractual life. All of the options under this plan have fully vested. Subject to specific limitations contained in the SOP, Infinity's Board of Directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. The SOP will continue in effect until the exercise or expiration of all options granted under the plan.

Infinity used the modified Black-Scholes model to estimate the value of employee stock options on the date of grant that used the assumptions noted below. Expected volatilities are based on historical volatilities of Infinity's stock. Infinity judgmentally selected the expected option life to be 7.5 years which is also the midpoint between the last vesting date and the end of the contractual term. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield was based on expected dividends at the time of grant.

Payment for shares purchased upon exercise of an option must be made in cash. The Committee, however, may permit payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method. Infinity has a policy of issuing new stock for the exercise of stock options.

Persons who received options incurred no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and Infinity has a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for Infinity, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and Infinity receives no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

There were no options granted during 2009, 2008 or 2007. The weighted-average grant date fair value of options granted during 2004 and 2003 were estimated using the modified Black-Scholes valuation model and the following weighted-average assumptions:

	2004 Grants	2003 Grants
Weighted-average grant date fair value	$13.87	$ 5.97
Dividend yield	0.7%	1.4%
Expected volatility	33.0%	33.0%
Risk-free interest rate	4.3%	4.0%
Expected life	7.5 years	7.5 years
Weighted-average grant exercise price	$33.56	$16.11
Outstanding as of December 31, 2009	123,000	189,840

The following chart describes activity for Infinity's Stock Option Plan for the twelve-month period ended December 31, 2009:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term *(in years)*	Aggregate Intrinsic Value[(a)] *(in millions)*
Outstanding as of January 1, 2009	338,560	$22.81		
Granted	—	—		
Exercised	(25,720)	19.83		
Forfeited	—	—		
Outstanding as of December 31, 2009	312,840	$23.05	3.53	$5.5
Vested or Expected to Vest as of December 31, 2009	312,840	$23.05	3.53	$5.5
Exercisable as of December 31, 2009	312,840	$23.05	3.53	$5.5

(a) The intrinsic value for the stock options is calculated based on the difference between the exercise price of the underlying awards and Infinity's closing stock price as of the reporting date.

During 2008 and 2007, $0.4 million and $1.1 million of expense were recorded in the Consolidated Statements of Earnings related to stock options, respectively. The actual tax benefit realized for the tax deductions from options exercised of share-based payment arrangements totaled $0.2 million, $0.1 million and $0.5 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Cash received from option exercises for the years ended December 31, 2009, 2008 and 2007 were $0.5 million, $0.5 million and $2.1 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was approximately $0.6 million, $0.4 million and $1.7 million, respectively.

The total fair value of stock options that vested during the years ended December 31, 2009, 2008 and 2007 was approximately $0.5 million, $0.8 million and $1.3 million, respectively.

NOTE 8 BENEFIT PLANS

Infinity provides retirement benefits for all eligible employees by matching contributions made on a discretionary basis to participants' accounts in the Infinity 401(k) Retirement Plan. Eligible employees may contribute up to a maximum of the lesser of $16,500 per year or 25% of the participant's salary in 2009 and 2010. Participants age 50 or over at the end of the calendar year may make an additional elective deferral contribution of up to $5,500 for 2009 and 2010. These additional contributions (commonly referred to as catch-up contributions) are not subject to the general limits that apply to 401(k) plans.

Infinity retains the right to make a discretionary supplemental contribution to the accounts of plan participants. Infinity made a supplemental contribution for 2007 of 2.5%. Infinity made no supplemental contribution for 2009 or 2008. The matching percentage made by Infinity was 100% of participants' contributions up to a ceiling of 4% and 50% of the next 2% of contributions with a maximum match of $12,250 in 2009. The plan expense was $3.4 million, $2.5 million and $4.3 million for the twelve-month periods ended December 31, 2009, 2008 and 2007, respectively.

Additionally, Infinity's Supplemental Retirement Plan is a nonqualified deferred compensation plan that formerly allowed certain highly compensated employees to receive the full discretionary supplemental employer contribution to the extent that such contribution would have exceeded the Internal Revenue Code ("IRC") §401(a)(17) compensation limit. As of January 1, 2010, this plan allows certain highly compensated employees to defer a portion of his or her salary and bonus in excess of the IRC compensation limit and to receive employer matching contributions (subject to the same limitations as 401(k) deferrals) on these deferrals. The amount contributed by Infinity in 2007 was approximately $74,000. Infinity made no contribution for 2008 or 2009.

Infinity maintains a nonqualified deferred compensation plan for certain highly-compensated employees which permits the participants to defer a portion of their salaries and bonuses. The deferred amounts accrue interest at Infinity's approximate long-term borrowing rate. The deferred amounts are a general obligation liability of Infinity and amounted to $7.3 million, $5.6 million and $4.9 million at December 31, 2009, 2008 and 2007, respectively. Interest credited by Infinity was approximately $448,000, $370,000 and $250,000 for these same time periods.

Infinity also provides postretirement medical and life insurance benefits to certain eligible retirees. During 2006, Infinity determined that the benefits provided under this plan were actuarially equivalent to those benefits provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA"). Infinity did not reflect the government subsidy provided by the MMA in the calculation of the accumulated postretirement benefit obligation ("APBO") as of December 31, 2009, 2008 and 2007 other than as reflected in the insured over 65 rates going forward.

In accordance with the Retirement Benefits topic of the FASC, Infinity changed the measurement date for its postretirement benefit plan from September 30 to December 31 for its 2008 financial statements. Infinity elected the "15-month approach" to transition to the December 31 measurement date and recorded an adjustment to retained earnings of approximately $50,000, pre-tax, at the end of 2008.

Included in accumulated other comprehensive income at December 31, 2009 are the following amounts that have not yet been recognized in net periodic postretirement benefit cost: unrecognized prior service credits of $26,802 ($17,421 net of tax) and unrecognized actuarial gains of $948,121 ($616,279 net of tax). The prior service credit and actuarial gain included in accumulated other comprehensive income expected to be recognized in net periodic postretirement benefit income during the fiscal year ended December 31, 2010 is $26,802 ($17,421 net of tax) and $79,617 ($51,751 net of tax), respectively.

The unfunded status of the plan of $3,223,303 at December 31, 2009 is recognized in the accompanying statement of financial position as other liability. No plan assets are expected to be returned to the Company during the fiscal year ended December 31, 2010.

Data related to this plan is shown in the following tables (in thousands).

	2009	2008	2007
Net benefit obligation at beginning of year	$3,219	$3,584	$3,866
Service cost	104	132	169
Interest cost	172	179	195
Participant contributions	36	49	50
Change in measurement date	—	17	—
Assumption change	32	(36)	—
Actuarial (gain) loss	(64)	(385)	(409)
Gross benefits paid	(276)	(321)	(287)
Net benefit obligation at end of year	$3,223	$3,219	$3,584

	2009	2008	2007
Weighted-average assumptions used to determine benefit obligations			
Discount rate	5.49%	5.54%	5.20%
Healthcare cost trend on covered charges	12.0% decreasing to 5.0% in 2031	10.0% decreasing to 5.0% in 2031	8.0% decreasing to 5.0% in 2011

The following table discloses the components of net periodic postretirement benefit cost (in thousands):

	2009	2008	2007
Service cost	$104	$132	$169
Interest cost	172	179	195
Amortization of prior service cost	(67)	(67)	(67)
Amortization of net cumulative (gain)/loss	(84)	(32)	—
Net periodic postretirement benefit cost	$126	$212	$297

Notes to Consolidated Financial Statements *(continued)*

(December 31, 2009)

The following table discloses the effects of a hypothetical one-percentage-point increase and the effect of a hypothetical one-percentage-point decrease in the assumed healthcare trend rate (in thousands):

	2009	2008	2007
A one-percentage-point hypothetical change in the assumed healthcare trend rate would have the following effect on the postretirement benefit obligations:			
1% increase	$ 254	$ 258	$ 283
1% decrease	(229)	(230)	(251)
A one-percentage-point hypothetical change in the assumed healthcare cost trend rate would have the following effect on the aggregate of the service and interest cost components of net periodic postretirement healthcare benefit costs:			
1% increase	$ 29	$ 31	$ 35
1% decrease	(25)	(27)	(30)

The following table reconciles the beginning and ending balances of the fair value of plan assets for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2006
Plan assets			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Employer contributions	241	272	237
Participant contributions	36	49	50
Gross benefits paid	(276)	(321)	(287)
Fair value of plan assets at end of year	$ —	$ —	$ —

The following table presents the funded status and the amounts recognized in the statement of financial position (in thousands):

	2009	2008	2007
Funded status			
Fair value of plan assets	$ —	$ —	$ —
Benefit obligations	(3,223)	(3,219)	(3,584)
Funded status at end of year	$(3,223)	$(3,219)	$(3,584)
Contributions made after the measurement date	—	—	—
Unrecognized actuarial net (gain) loss	—	—	—
Unrecognized prior service cost	—	—	—
Net amount recognized at end of year	$(3,223)	$(3,219)	$(3,584)

The following table presents the 10-year forecast and best estimate of expected contributions (in thousands):

Expected future benefit payments	2009		2008		2007
2010	$ 258	2009	$ 241	2008	$ 272
2011	266	2010	257	2009	290
2012	269	2011	276	2010	297
2013	276	2012	274	2011	301
2014	272	2013	279	2012	306
2015–2019	1,370	2014–2018	1,391	2013–2017	1,564
10-Year Total	$2,710		$2,718		$3,030

NOTE 9 RESTRUCTURING

In October 2006, Infinity announced plans to consolidate certain of its customer service, centralized claims and information technology back-office operations. The objective of the restructuring is to improve service levels and to more consistently and cost effectively manage the operations.

Restructuring costs incurred in 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008	2007	Total
Employee related costs	$2	$331	$ (562)	$ (229)
Contract termination costs	—	389	1,929	2,318
Other exit costs	—	68	326	394
Total	$2	$788	$1,693	$2,483

Infinity does not expect to incur any additional costs related to the restructuring.

Activity related to accrued restructuring charges as of December 31, 2009 is as follows (in thousands):

	Employee Related Costs	Contract Termination Costs	Other Exit Costs	Total Liability
Balance at December 31, 2008	$ 139	$1,229	$—	$1,368
Incurred before net adjustments	6	—	—	6
Net adjustments	(4)	—	—	(4)
Total incurred	2	—	—	2
Costs paid or settled	(141)	(723)	—	(864)
Balance at December 31, 2009	$ —	$ 505	$—	$ 505

NOTE 10 ACCELERATED SHARE REPURCHASE PROGRAM

On September 7, 2007, Infinity repurchased 2,554,932 shares through an accelerated share repurchase ("ASR"). The shares were purchased from a dealer at $39.14 per share for an initial total cost of $100 million. The dealer purchased an equivalent number of shares from October 8, 2007 through June 16, 2008. Upon completion of the repurchase efforts, Infinity was required to pay a price adjustment of $767,957 to the dealer, in either cash or shares of common stock, based on the volume weighted-average price of Infinity's common stock during the period of the ASR purchases. Infinity elected to pay this adjustment in cash.

NOTE 11 QUARTERLY OPERATING RESULTS (UNAUDITED)

While insurance premium are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations of Infinity for the three years ended December 31, 2009 (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2009					
Revenues	$222,233	$226,075	$210,357	$224,759	$ 883,424
Net earnings	10,823	16,886	8,224	34,662	70,594
Earnings per share:					
Basic	$ 0.77	$ 1.24	$ 0.61	$ 2.57	$ 5.17
Diluted	0.76	1.22	0.60	2.53	5.09
2008					
Revenues	$249,198	$247,858	$233,802	$200,060	$ 930,918
Net earnings	14,001	12,144	4,369	(11,257)	19,257
Earnings per share:					
Basic	$ 0.87	$ 0.75	$ 0.29	$ (0.79)	$ 1.25
Diluted	0.86	0.74	0.28	(0.79)	1.23
2007					
Revenues	$274,875	$280,385	$275,874	$267,092	$1,098,226
Net earnings	21,758	14,322	17,063	18,801	71,944
Earnings per share:					
Basic	$ 1.11	$ 0.74	$ 0.93	$ 1.16	$ 3.91
Diluted	1.10	0.73	0.91	1.14	3.87

Realized gains (losses) on securities amounted to:	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2009	$ (6,127)	$ 170	$ (12,113)	$ 3,246	$ (14,824)
2008	(1,381)	(1,784)	(11,623)	(36,590)	(51,378)
2007	1,766	(2,997)	(1,772)	(84)	(3,087)

NOTE 12 INSURANCE RESERVES

Infinity's insurance reserves consist of business produced directly by its wholly-owned insurance subsidiaries, the Assumed Agency Business and two other unaffiliated insurance companies.

Incurred but not reported ("IBNR") reserves for the direct and Assumed Agency Business are established for the quarter and year-end based on a quarterly reserve analysis by the Company's actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

- Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;
- Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e., claims count per auto insured) or ultimate average severity (cost of claim per claim); and
- Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of development factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. Deviations from historical loss development patterns may occur due to changes in items such as claims settlement and payment practices, business mix, coverage limits and deductibles, inflation trends in auto repair and medical costs and legal and regulatory trends affecting claims settlements. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

Notes to Consolidated Financial Statements *(continued)*

(December 31, 2009)

The following table provides an analysis of changes in the liability for losses and LAE, net of reinsurance (and grossed up), over the past three years (in thousands):

	2009	2008	2007
BALANCE AT BEGINNING OF PERIOD			
Unpaid losses on known claims	$ 179,530	$ 225,415	$ 231,029
IBNR losses	196,891	186,402	167,965
LAE	168,335	206,592	197,035
Total unpaid losses and LAE	544,756	618,409	596,029
Reinsurance recoverables	(20,516)	(28,219)	(27,579)
Unpaid losses and LAE, net of reinsurance recoverables	524,241	590,190	568,450
CURRENT ACTIVITY			
Loss and LAE incurred:			
Current accident year	629,542	677,782	740,769
Prior accident years	(65,382)	(29,372)	(13,485)
Total loss and LAE incurred	564,160	648,410	727,284
Loss and LAE payments:			
Current accident year	(351,914)	(391,935)	(430,274)
Prior accident years	(245,087)	(322,424)	(275,270)
Total loss and LAE payments	(597,002)	(714,359)	(705,544)
BALANCE AT END OF PERIOD			
Unpaid losses and LAE, net of reinsurance recoverables	491,399	524,241	590,190
Add back reinsurance recoverables	17,715	20,516	28,219
Total unpaid losses and LAE	$ 509,114	$ 544,756	$ 618,409
Unpaid losses on known claims	$ 164,134	$ 179,530	$ 225,415
IBNR losses	193,790	196,891	186,402
LAE	151,191	168,335	206,592
Total unpaid losses and LAE	$ 509,114	$ 544,756	$ 618,409

During calendar year 2009, Infinity experienced $65.4 million of favorable reserve development, primarily from loss and LAE reserves relating to liability coverages in the California, Connecticut and Florida nonstandard programs due to changes in claims adjusting practices beginning in 2006. The company began to recognize the effect of these changes on loss and LAE payment patterns in 2008 as they emerged.

During calendar year 2008, Infinity experienced $29.4 million of favorable reserve development, primarily from LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs due to changes in claims adjusting practices beginning in 2006 for which the effect on LAE payment patterns was not recognized until 2008. In addition, there was favorable development on liability coverages of the Assumed Agency Business.

During calendar year 2007, Infinity experienced $13.5 million of favorable reserve development, primarily from favorable development on prior accident period loss reserves as well as a reduction in LAE estimates on bodily injury coverages in both California and Florida.

NOTE 13 REINSURANCE

The following table shows written and earned premium included in income for reinsurance assumed and amounts deducted from written and earned premium in connection with reinsurance ceded (in thousands).

Year	Direct Premium Written	Reinsurance Assumed	Reinsurance Ceded	Net Written Premium	% of Amount Assumed to Net
2009	$ 848,690	$ 121	$(4,943)	$ 843,869	0.0%
2008	896,098	801	(4,809)	892,090	0.1%
2007	1,016,040	3,078	(4,856)	1,014,262	0.3%

Year	Direct Premium Earned	Reinsurance Assumed	Reinsurance Ceded	Net Earned Premium	% of Amount Assumed to Net
2009	$ 852,856	$3,131	$(4,779)	$ 848,391	0.0%
2008	926,172	1,539	(5,260)	922,451	0.2%
2007	$1,033,541	5,313	(7,290)	1,031,564	0.5%

Assumed Reinsurance

Assumed business consists of two components:

(i) The Assumed Agency Business and, to a lesser extent, business assumed from other unaffiliated insurance companies; and

(ii) Business assumed from involuntary pools and associations.

For the twelve months ended December 31, 2009, 2008 and 2007, the Company assumed $0.1 million, $0.8 million and $3.1 million of written premium, respectively, from GAI for the Assumed Agency Business under a reinsurance agreement effective January 1, 2003 as explained in more detail in Note 1 of the Consolidated Financial Statements. Also, at December 31, 2009, 2008 and 2007, the Company assumed $13.9 million, $30.1 million and $49.7 million, respectively, of total unpaid losses and LAE, respectively, from GAI.

At December 31, 2009, 2008 and 2007, the Company assumed $8.7 million, $10.4 million and $15.3 million, respectively, of assumed unpaid losses and LAE as part of fronting arrangements under which Infinity utilized these companies' insurance licenses to write business while assuming substantially all of that business back from these carriers.

Although the business was issued on GAI's and these other unaffiliated companies' policies, Infinity manages the claims adjusting and loss reserving for this business.

During the twelve months ended December 31, 2009, 2008 and 2007, Infinity assumed, from involuntary pools and associations, premium and unpaid losses and LAE of less than $0.1 million each.

Ceded Reinsurance

Infinity uses excess of loss, catastrophe and extra-contractual reinsurance to mitigate the financial impact of large or catastrophic losses. During 2009, the catastrophe reinsurance provides protection for losses up to $15 million in excess of $5 million for any single event. Infinity's excess of loss reinsurance provides reinsurance protection for commercial auto losses up to $700,000 for claims exceeding $300,000 per occurrence. Infinity's extra-contractual reinsurance agreement provides protection for losses up to $15 million in excess of $5 million for any single extra-contractual loss. Infinity also uses reinsurance to mitigate losses on its Classic Collector business.

Since 2005, personal auto losses up to $900,000 for claims exceeding $100,000 per occurrence per coverage were covered under the personal auto excess of loss reinsurance treaty. Infinity discontinued this personal auto excess of loss reinsurance as of

April 15, 2008 because of the expected increase in its cost and the lack of perceived need for the coverage in the future. Premium ceded under this reinsurance agreement for the twelve months ended December 31, 2007 was $1.4 million, or 14.0% of the bodily injury premium written on higher limit policies. Infinity has averaged approximately $2.1 million of losses covered per year under this agreement since 2004.

Ceded reinsurance for all programs reduced Infinity's incurred losses and LAE by $2.1 million, $(0.4) million and $5.9 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

NOTE 14 STATUTORY INFORMATION

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and policyholders' surplus on a statutory basis were as follows (in thousands):

Net Earnings			Policyholders' Surplus	
2009	2008	2007	2009	2008
$105,733	$38,007	$83,875	$472,211	$430,915

For the twelve-month periods ended December 31, 2009, 2008 and 2007, statutory results differed from net earnings on a GAAP basis primarily due to the amortization of deferred acquisition costs, deferred taxes and holding company expenses, including interest.

The increase in net earnings from 2008 to 2009 is primarily due to a $36.0 million increase in favorable development on prior accident years and a $42.0 million decrease in other-than-temporary impairments charges in income.

The decrease in net earnings from 2007 to 2008 is primarily due to a $50.7 million increase in realized losses on investments which resulted from a substantial increase in other-than-temporary impairments charges recorded during 2008.

The increase in policyholders' surplus in 2009 compared to 2008 is primarily due to an increase in statutory net earnings.

NOTE 15 LEGAL PROCEEDINGS

Infinity's subsidiaries are, from time to time, named as defendants in various lawsuits incidental to their insurance operations. Legal actions relating to claims made in the ordinary course of seeking indemnification for a loss covered by the insurance policy are considered by Infinity in establishing loss and LAE reserves.

Infinity also faces in the ordinary course of business lawsuits that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues not unlike those facing other insurance companies and employers. Infinity continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by the Contingencies topic of the FASC. Under this guidance, reserves for a loss may only be recorded if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management considers each legal action using this guidance and records reserves for losses as warranted by establishing a reserve captured within the Company's balance sheet line-items "Unpaid losses and LAE" for bad faith claims and "Accounts payable, accrued expenses, and other liabilities" for class action lawsuits. Amounts incurred are recorded on the income statement within "Losses and LAE" for bad faith claims and "Other expenses" for class action lawsuits.

Certain claims and legal actions have been brought against Infinity for which no loss has been accrued, and for which an estimate of a possible range of loss cannot be made under the rules described above. While it is not possible to predict the ultimate outcome of these claims or lawsuits, management does not believe they are likely to have a material effect on Infinity's financial condition or liquidity. Losses incurred as a result of these cases could, however, have a material adverse impact on net earnings.

Following is a discussion of the Company's potentially significant pending cases at December 31, 2009:

- Dave Munn v. Eastwood Insurance Services, et al., was filed in November 2005 in the Superior Court for the City and County of San Francisco and subsequently transferred to the Superior Court of the State of California, County of Orange, Civil Complex Center. In this action, the plaintiff alleges violations of provisions of the California Business & Professions Code. The case involves a dispute over the legality of broker fees charged by Eastwood Insurance Services ("Eastwood"), an independent California broker, to consumers who purchased Infinity insurance policies through Eastwood. The plaintiff alleges that Eastwood was acting as an unlicensed agent of Infinity and, as a consequence, Eastwood should not have charged broker fees. Plaintiff seeks from Eastwood restitution of all broker fees Eastwood charged on the sale of Infinity's insurance policies. Plaintiff had sought injunctive relief from Infinity to prohibit Infinity from conducting business with Eastwood as a broker. The Superior Court issued an order, on plaintiff's motion, dismissing Infinity as a named defendant to the suit. Eastwood initiated a cross-claim against Infinity seeking contribution and indemnification of any amounts that it was determined to owe plaintiff. Eastwood has dismissed, without prejudice to refile, its claims for contribution and indemnification against Infinity. On July 15, 2009, the Superior Court entered summary judgment in favor of Eastwood on each of the plaintiff's claims. On September 10, 2009, the plaintiff filed a notice of appeal of the Superior Court's summary judgment ruling. If the Superior Court's summary judgment ruling is not reversed on appeal, then Eastwood's claims against the Company for contribution and indemnification would be moot.

NOTE 16 COMMITMENTS AND CONTINGENCIES

Commitments

Minimum rental commitments under non-cancelable operating leases with an initial or remaining term of more than one year as of December 31, 2009 were as follows (in thousands):

Due in	Operating Leases
2010	$18,405
2011	10,351
2012	9,008
2013	7,512
2014	6,544
Thereafter	11,753
Total	$63,573

As of December 31, 2009, the total minimum rental payments to be received in the future under non-cancelable subleases were approximately $2.7 million.

In December 2006, Infinity entered into an eleven-year operating lease for a call center facility in Birmingham, Alabama. This lease provides Infinity the right and option to purchase the property for $16.9 million in July 2011. This option expires on October 1, 2010. Infinity has made an offer to purchase the building for $16.1 million in advance of the July 2011 date. This offer has been accepted but is contingent upon due diligence by Infinity and the successful execution of the sales contract. Infinity intends to use current funds to complete the purchase. During 2007, Infinity made $6.3 million of leasehold improvements to this property, which are being amortized over five years. These improvements will be written off upon completion of the purchase.

Lease expense incurred by the Company during the last three years is as follows (in thousands):

	Operating Leases Expense
2009	$18,548
2008	19,405
2007	19,592

Contingencies

The Company, based on the criteria established by the Contingencies topic of the FASC, has the following loss contingencies for which it accrues in its financial statements:

- Other-than-temporary impairments on investments Note 3
- Restructuring Note 9
- Insurance reserves Note 12
- Legal proceedings Note 15
- Allowances for uncollectible accounts Note 17

For each item listed above, please refer to the notes referenced for additional discussion.

NOTE 17 ADDITIONAL INFORMATION

Allowances for Uncollectible Accounts

Agents' balances and premium receivable included in the balance sheet are shown net of allowances for uncollectible accounts. The provision for such losses is included in commissions and other underwriting expenses. A progression of the aggregate allowance follows (in thousands):

	2009	2008	2007
Beginning balance	$ 11,652	$ 15,447	$ 15,517
Provision for losses	10,610	13,626	21,824
Uncollectible amounts written off	(11,409)	(17,421)	(21,894)
Ending balance	$ 10,853	$ 11,652	$ 15,447

Restrictions on Transfer of Funds and Assets of Subsidiaries

Payments of dividends, loans and advances by Infinity's insurance subsidiaries are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2010 from Infinity's insurance subsidiaries without seeking regulatory clearance is approximately $107.0 million. Additional amounts of dividends, loans and advances require regulatory approval. The majority of dividends paid by Infinity's insurance companies to Infinity prior to December 21, 2010 will require an extraordinary dividend as those dividends, together with other distributions made within the preceding twelve months, will exceed the ordinary dividend capacity.

Negative Cash Book Balances

Negative cash book balances, included in the line item "Other Liabilities" in the Consolidated Balance Sheets, were $22.1 million, $18.3 million and $35.7 million, respectively, at December 31, 2009, 2008 and 2007.

Directors

James R. Gober [4]
Chairman, Chief Executive Officer and President, IPCC
Director since November 2002

Maria Teresa A. Canida [3][5]
President, Taplin, Canida & Habacht LLC
Director since May 2009

Jorge G. Castro [2][5]
Chief Executive Officer, Lombardia Capital Partners
Director since August 2003

Harold E. Layman [1][3]
Retired President and Chief Executive Officer, Blount International Inc.
Director since August 2003

Drayton Nabers, Jr. [3][4][5][7]
Partner, Maynard, Cooper and Gale, P.C.,
Former Chief Justice of Alabama Supreme Court
Director since May 2007

Samuel J. Simon
Executive Vice President, General Counsel and Secretary, IPCC
Director since December 2003

Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer, IPCC
Director since December 2003

William Stancil Starnes [1][2][4]
Chairman and Chief Executive Officer, ProAssurance Corporation
Director since May 2008

Gregory C. Thomas [1][2][6]
Retired Executive Vice President and Chief Financial Officer, Citicasters Inc.
Director since February 2003

Samuel J. Weinhoff [2][3][4]
Insurance Industry Consultant
Director since May 2004

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating/Governance Committee
(4) Member of Executive Committee
(5) Member of Investment Committee
(6) Financial Expert
(7) Lead Director

Management

James R. Gober
Chairman, Chief Executive Officer and President

Glen N. Godwin
Senior Vice President, Business Development

Scott C. Pitrone
Senior Vice President, Product Management

Samuel J. Simon
Executive Vice President, General Counsel and Secretary

Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Headquarters
3700 Colonnade Pkwy
Birmingham, AL 35243
(205) 870-4000

Transfer Agent & Registrar
American Stock Transfer & Trust Company
(212) 936-5100

Auditors
Ernst & Young, LLP
Birmingham, Alabama

Legal Counsel
Keating Muething & Klekamp PLL
Cincinnati, Ohio

Annual Meeting
The Annual Meeting of the Shareholders of Infinity Property & Casualty Corporation will be held at the Embassy Suites, 2300 Woodcrest Place, Birmingham, Alabama 35209 on Wednesday, May 26, 2010 at 10:00 a.m. Central time. There were 61 shareholders of record on February 13, 2009, which the Company believes represent approximately 3,845 beneficial holders.

Shareholder Communications
For access to all news releases and other Company information visit the Infinity website at www.ipacc.com. To request an investor package, please call (205) 803-8186 or write to:

Infinity Property & Casualty Corporation
Attn: Investor Relations
3700 Colonnade Pkwy
Suite 600
Birmingham, AL 35243

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Secretary of the Company at the address listed above.

Common Stock and Dividends
The Company's common stock is listed on the NASDAQ Global Select Market under the symbol IPCC.

The quarterly high and low closing sales prices per share of the common stock as reported by NASDAQ follow:

	Stock Prices		
Quarter Ended:	High	Low	Dividends Declared
March 31, 2008	$42.99	$35.47	$0.11
June 30, 2008	$45.00	$38.01	$0.11
September 30, 2008	$52.82	$39.51	$0.11
December 31, 2008	$48.66	$32.98	$0.11
March 31, 2009	$47.54	$30.78	$0.12
June 30, 2009	$39.54	$31.59	$0.12
September 30, 2009	$45.66	$35.76	$0.12
December 31, 2009	$43.49	$38.20	$0.12

Quarterly dividends are declared by the Board of Directors at meetings held in February, May, August and November.


INFINITY.

Infinity Property and Casualty Corporation
3700 Colonnade Parkway
Birmingham, AL 35243


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